Exhibit 99.1

HOMESTOLIFE LTD

12 TAI SENG LINK, GRC CENTRE, #03-01A

SINGAPORE 534233

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 27, 2026

YOUR VOTE IS VERY IMPORTANT

PLEASE VOTE YOUR SHARES PROMPTLY

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary General Meeting”) of shareholders of HomesToLife Ltd (the “Company,” “HomesToLife”, “we,” “us” or “our”), to be held on October 27, 2026 commencing at 10:00 A.M., Singapore Time (10 P.M. Eastern Time on October 26, 2026), at 12 Tai Seng Link, GRC Centre, #03-01A, Singapore 534233, which will be held for the purpose of considering, and if thought fit, approving the following resolutions:

(1) RESOLVED, AS A SPECIAL RESOLUTION THAT the Third Amended and Restated Memorandum and Articles of Association of the Company, the form of which is as set out at Annex A hereto, be adopted to in substitution for, and to the exclusion of, the existing memorandum and articles of the Company, to, among other things, to (a) meet the listing requirements of Singapore Exchange Securities Trading Limited (“SGX-ST”), (b) grant authority to Board to declare all dividends including final dividends, and (c) grant authority to Board to declare dividends from the share premium account subject to requirements under the Companies Act (Revised) of the Cayman Islands, effective upon the Company’s listing on the SGX-ST.

(2) RESOLVED, AS AN ORDINARY RESOLUTION THAT:

(a)	approval be and is hereby given for the Company, its subsidiaries and associated companies which fall within the definition of “entities at risk” under Chapter 9 of the Listing Manual of the SGX-ST or any of them to enter into any transaction falling within the categories of mandated interested person transactions set out in this proxy statement, with any party who is of the class or classes of mandated interested persons described in this proxy statement, provided that such transactions are made on normal commercial terms and are not prejudicial to the Company and its minority shareholders, and are entered into in accordance with the review procedures for interested person transactions as set out in this proxy statement (such shareholders’ general mandate hereinafter called the “IPT General Mandate,” details of which are set out at Annex B hereto);

(b)	the IPT General Mandate shall take effect from the Company’s listing on the SGX-ST and will, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next annual general meeting of the Company or until the date on which the next annual general meeting of the Company is required by law to be held, whichever is the earlier;

(c)	the audit committee of the Board of Directors be and is hereby authorized to take such action as it deems proper in respect of the procedures and/or to modify or implement such procedures as may be necessary to take into consideration any amendment to Chapter 9 of the Listing Manual of the SGX-ST, which may be prescribed by the SGX-ST from time to time; and

(d)	the Directors and each of them be and are hereby authorized and empowered to complete and to do all such other acts and things (including executing such documents as may be required) as they may consider necessary, desirable or expedient in the interests of the Company in connection with or for the purposes of giving full effect to the IPT General Mandate and/or this Ordinary Resolution.

(3) RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company adjourn the Extraordinary General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Extraordinary General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Provided we have quorum for the meeting being the presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company at the Extraordinary General Meeting, (a) the approval of the first proposal requires that a majority of not less than two-thirds of the votes cast at the Extraordinary General Meeting be voted “For” the proposal; (b) the approval of the second proposal requires that a simple majority of the votes cast at the Extraordinary General Meeting be voted “For” the proposal, but all interested persons (being a director, chief executive officer, or controlling shareholder of the Company) and their associates will abstain from voting on the second proposal. In this regard, Mr. Phua Yong Pin, our Executive Chairman and Controlling Shareholder, and Mr. Phua Yong Tat, our Executive Vice Chairman and Controlling Shareholder, and each of their respective associates, will abstain from voting on the resolutions approving the second proposal; and (c) the approval of the third proposal requires that a simple majority of the votes cast at the Extraordinary General Meeting be voted “For” the proposal.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of the Company’s ordinary shares at the close of business on October 6, 2026 are entitled to notice of the Extraordinary General Meeting and to vote and have their votes counted at the Extraordinary General Meeting and any adjournments or postponements of the Extraordinary General Meeting.

Please note that the IPT General Mandate set out at Annex B hereto remains in draft form. If there are subsequent updates to the IPT General Mandate following the issuance of this notice and proxy statement, the Company will furnish a Current Report on Form 6-K to provide an amendment to the proxy statement which will attach the final form of the IPT General Mandate in substitution for the current version in Annex B. Please see the section entitled “Proposal 2: Approval of the IPT General Mandate – What am I Voting On?” in this proxy statement for further details.

Abstentions will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions do not count as votes cast.

This notice and the proxy statement are first being mailed to shareholders on or about October 14, 2026.

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU EXPECT TO ATTEND THE EXTRAORDINARY GENERAL MEETING IN PERSON, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY FAX, (2) THROUGH THE INTERNET, (3) BY EMAIL, OR (4) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the Extraordinary General Meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee, which is considered the shareholder of record, in order to vote. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker or other agent cannot vote on these proposals.

If you fail to return your proxy card, grant your proxy electronically over the Internet or vote by ballot in person at the Extraordinary General Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If you are a shareholder of record, voting in person by ballot at the Extraordinary General Meeting will revoke any proxy that you previously submitted. If you hold your shares through a bank, broker or other nominee, you must obtain from the record holder a valid “legal” proxy issued in your name in order to vote in person at the Extraordinary General Meeting.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

HomesToLife Ltd

Date: October 9, 2026
	By:	/s/ Phua Yong Tat
	Name:	Phua Yong Tat
	Title:	Vice-Chairman of the Board

ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF HOMESTOLIFE LTD

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE PROPOSALS

The following are answers to some questions that you, as a shareholder of HomesToLife Ltd (“HomesToLife” or the “Company”), may have regarding the proposals and related matters being considered at HomesToLife’s extraordinary general meeting, which is referred to herein as the “Extraordinary General Meeting”.

Q:	Why am I receiving this proxy statement?

A:	The board of directors of HomesToLife (the “Board”) is soliciting your proxy to vote at the Extraordinary General Meeting because you owned HomesToLife ordinary shares at the close of business on October 6, 2026, the “Record Date” for the Extraordinary General Meeting, and are therefore entitled to vote at the Extraordinary General Meeting. This proxy statement, along with a proxy card or a voting instruction card, is being mailed to shareholders on or about October 14, 2026. HomesToLife has made these materials available to you on the Internet, and HomesToLife has delivered printed proxy materials to you or sent them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Extraordinary General Meeting. You do not need to attend the Extraordinary General Meeting in person to vote your HomesToLife ordinary shares.

Q:	When and where will the Extraordinary General Meeting be held?

A:	The Extraordinary General Meeting will be held on October 27, 2026 at 10:00 A.M., Singapore Time (10 P.M. Eastern Time on October 26, 2026), at 12 Tai Seng Link, GRC Centre, #03-01A, Singapore 534233.

Q:	On what matters will I be voting?

(1) RESOLVED, AS A SPECIAL RESOLUTION THAT the Third Amended and Restated Memorandum and Articles of Association of the Company, the form of which is as set out at Annex A hereto, be adopted to in substitution for, and to the exclusion of, the existing memorandum and articles of the Company, to, among other things, to (a) meet the listing requirements of Singapore Exchange Securities Trading Limited (“SGX-ST”), (b) grant authority to Board to declare all dividends including final dividends, and (c) grant authority to Board to declare dividends from the share premium account subject to requirements under the Companies Act (Revised) of the Cayman Islands, effective upon the Company’s listing on the SGX-ST.

(2) RESOLVED, AS AN ORDINARY RESOLUTION THAT:

(a)	approval be and is hereby given for the Company, its subsidiaries and associated companies which fall within the definition of “entities at risk” under Chapter 9 of the Listing Manual of the SGX-ST or any of them to enter into any transaction falling within the categories of mandated interested person transactions set out in this proxy statement, with any party who is of the class or classes of mandated interested persons described in this proxy statement, provided that such transaction is made on normal commercial terms and is not prejudicial to the Company and its minority shareholders, and is entered into in accordance with the review procedures for interested person transactions as set out in this proxy statement (such shareholders’ general mandate hereinafter called the “IPT General Mandate,” details of which are set out at Annex B hereto);

(b)	the IPT General Mandate shall take effect from the Company’s listing on the SGX-ST and will, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next annual general meeting of the Company or until the date on which the next annual general meeting of the Company is required by law to be held, whichever is the earlier;

(c)	the audit committee of the Board of Directors be and is hereby authorized to take such action as it deems proper in respect of the procedures and/or to modify or implement such procedures as may be necessary to take into consideration any amendment to Chapter 9 of the Listing Manual of the SGX-ST which may be prescribed by the SGX-ST from time to time; and

(d)	the Directors and each of them be and are hereby authorized and empowered to complete and to do all such other acts and things (including executing such documents as may be required) as they may consider necessary, desirable or expedient in the interests of the Company in connection with or for the purposes of giving full effect to the IPT General Mandate and/or this Ordinary Resolution.

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(3) RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company adjourn the Extraordinary General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Extraordinary General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If HomesToLife shareholders fail to approve a resolution, such resolution cannot be passed and approved.

Q:	What happens if I sell my shares after the Record Date, but before the Extraordinary General Meeting?

A:	The Record Date is earlier than the date of the Extraordinary General Meeting. If you transfer your shares of the Company after the Record Date but before the Extraordinary General Meeting, you will retain your right to vote at the Extraordinary General Meeting, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your HomesToLife ordinary shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at www.transhare.com, the address shown on your proxy card;

(2)	By fax, by faxing your signed proxy card to +1 (727) 269 5616;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By email, by completing, signing and scanning the enclosed proxy card to Transhare Corporation at Proxy@Transhare.com.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

For a discussion of the rules regarding the voting of shares held by beneficial owners, please see the question below entitled “If I am a beneficial owner of HomesToLife ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?”

Q:	What vote is required to approve each proposal?

A:	Provided we have quorum for the meeting being the presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company at the Extraordinary General Meeting, (a) the approval of the first proposal requires that a majority of not less than two-thirds of the votes cast at the Extraordinary General Meeting be voted “For” the proposal; (b) the approval of the second proposal requires that a simple majority of the votes cast at the Extraordinary General Meeting be voted “For” the proposal, but all interested persons and associates must abstain from voting on the second proposal; and (c) the approval of the third proposal requires that a simple majority of the votes cast at the Extraordinary General Meeting be voted “For” the proposal.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

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Q:	How many votes do I and others have?

A:	Holders of HomesToLife ordinary shares are entitled to one vote for each share of HomesToLife ordinary shares held as of the Record Date. As of the close of business on the Record Date, there were 89,687,500 outstanding HomesToLife ordinary shares.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will be counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Extraordinary General Meeting not reaching quorum, while an abstention would help us achieve quorum.

Q:	How many shares must be present to hold the Extraordinary General Meeting?

A:	The presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company at the Extraordinary General Meeting is necessary to constitute a quorum. The inspector of election will determine whether a quorum is present. If you are a beneficial owner (as defined above) of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Extraordinary General Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Extraordinary General Meeting in person or by proxy will be counted as present at the Extraordinary General Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

Q:	If I am a beneficial owner of HomesToLife ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?

A:	If you are a registered shareholder and do not provide a proxy, you must attend the shareholder meeting in order to vote your shares. We encourage all shareholders to appear in person or by proxy to ensure that quorum for the meeting exists so that the proposals can be considered.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	Proxy cards that are signed and returned but do not contain instructions will be voted in favor of all proposals, in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

Q:	Do I need identification to attend the Extraordinary General Meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of HomesToLife ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned HomesToLife ordinary shares on the Record Date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned HomesToLife shares on the Record Date or (b) an account statement showing that you beneficially owned HomesToLife shares on the Record Date.

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FORWARD-LOOKING STATEMENTS

This proxy statement, including information incorporated by reference into this proxy statement, contains forward-looking statements regarding, among other things, HomesToLife’s plans, strategies and prospects, both business and financial. Although HomesToLife believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HomesToLife cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in HomesToLife’s filings with the SEC. Many of the forward-looking statements contained in this proxy statement may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this proxy statement are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

●	the ability to maintain the listing of HomesToLife’s ordinary shares on NASDAQ following the shareholder meeting;

●	changes adversely affecting the business in which the Company is engaged;

●	management of growth;

●	general economic conditions;

●	the Company’s business strategy and plans;

●	the result of future financing efforts; and

●	the other factors summarized under the section entitled “Risk Factors”.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement. All forward-looking statements included herein attributable to any of HomesToLife or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, HomesToLife has no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before a shareholder grants its proxy or instructs how its vote should be cast regarding the adoption of the Third Amended and Restated Memorandum and Articles of Association and the approval of the IPT General Mandate, they should be aware that the occurrence of the events described under “Risk Factors” from time to time in HomesToLife’s filings with the SEC may adversely affect HomesToLife.

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THE EXTRAORDINARY GENERAL MEETING

Date, Time and Place of the Extraordinary General Meeting

The Extraordinary General Meeting will be held on October 27, 2026 at 10:00 A.M., Singapore Time (10 P.M. Eastern Time on October 26, 2026) at 12 Tai Seng Link, GRC Centre, #03-01A, Singapore 534233 to consider and vote upon the proposals.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, HomesToLife is asking its shareholders as of the record date of October 6, 2026 (the “Record Date”) to consider, vote upon and approve the following resolutions:

(1)	RESOLVED, AS A SPECIAL RESOLUTION THAT the Third Amended and Restated Memorandum and Articles of Association of the Company, the form of which is as set out at Annex A hereto, be adopted to in substitution for, and to the exclusion of, the existing memorandum and articles of the Company, to, among other things, to (a) meet the listing requirements of Singapore Exchange Securities Trading Limited (“SGX-ST”), (b) grant authority to Board to declare all dividends including final dividends, and (c) grant authority to Board to declare dividends from the share premium account subject to requirements under the Companies Act (Revised) of the Cayman Islands, effective upon the Company’s listing on the SGX-ST.

(2)	RESOLVED, AS AN ORDINARY RESOLUTION THAT:

(a)

approval be and is hereby given for the Company, its subsidiaries and associated companies which fall within the definition of “entities at risk” under Chapter 9 of the Listing Manual of the SGX-ST or any of them to enter into any transaction falling within the categories of mandated interested person transactions set out in this proxy statement, with any party who is of the class or classes of mandated interested persons described in this proxy statement, provided that such transaction is made on normal commercial terms and is not prejudicial to the Company and its minority shareholders, and is entered into in accordance with the review procedures for interested person transactions as set out in this proxy statement (such shareholders’ general mandate hereinafter called the “IPT General Mandate,” details of which are set out at Annex B hereto);

(b)	the IPT General Mandate shall take effect from the Company’s listing on the SGX-ST and will, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next annual general meeting of the Company or until the date on which the next annual general meeting of the Company is required by law to be held, whichever is the earlier;

(c)	the audit committee of the Board of Directors be and is hereby authorized to take such action as it deems proper in respect of the procedures and/or to modify or implement such procedures as may be necessary to take into consideration any amendment to Chapter 9 of the Listing Manual of the SGX-ST which may be prescribed by the SGX-ST from time to time; and

(d)	the Directors and each of them be and are hereby authorized and empowered to complete and to do all such other acts and things (including executing such documents as may be required) as they may consider necessary, desirable or expedient in the interests of the Company in connection with or for the purposes of giving full effect to the IPT General Mandate and/or this Ordinary Resolution.

(3)	RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company adjourn the Extraordinary General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Extraordinary General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Please note that the IPT General Mandate set out at Annex B hereto remains in draft form. If there are subsequent updates to the IPT General Mandate following the issuance of this notice and proxy statement, the Company will furnish a Current Report on Form 6-K to provide an amendment to the proxy statement which will attach the final form of the IPT General Mandate in substitution for the draft version in Annex B. Please see the section entitled “Proposal 2: Approval of the IPT General Mandate – What am I Voting On?” in this proxy statement for further details.

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Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned HomesToLife ordinary shares on the Record Date. Shareholders will have one vote for each share of HomesToLife ordinary shares owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

As of the close of business on the Record Date, there were 89,687,500 outstanding HomesToLife ordinary shares.

A quorum of HomesToLife shareholders is necessary to hold a valid meeting. The presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company at the Extraordinary General Meeting is necessary to constitute a quorum. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

Vote Required; Abstentions and Broker Non-Votes

Provided we have quorum for the meeting being the presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company at the Extraordinary General Meeting, (a) the approval of the first proposal requires that a majority of not less than two-thirds of the votes cast at the Extraordinary General Meeting be voted “For” the proposal; (b) the approval of the second proposal requires that a simple majority of the votes cast at the Extraordinary General Meeting be voted “For” the proposal, but all interested persons and associates must abstain from voting on the second proposal; and (c) the approval of the third proposal requires that a simple majority of the votes cast at the Extraordinary General Meeting be voted “For” the proposal.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Voting of Proxies

If your shares are registered in your name with our transfer agent, TranShare Corporation, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the Extraordinary General Meeting. Additionally, you may submit electronically over the Internet a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet. Based on your proxy cards or Internet proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Extraordinary General Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Extraordinary General Meeting in person. If you attend the Extraordinary General Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Extraordinary General Meeting will be voted at the Extraordinary General Meeting in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet or telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or telephone through your broker, bank or other nominee, if possible, and do not attend the Extraordinary General Meeting and vote in person with a proxy from your broker, bank or other nominee, your shares will not be counted for purposes of determining quorum or for purposes of the voting results.

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Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Extraordinary General Meeting by:

●	Submitting a new proxy electronically over the Internet or by fax after the date of the earlier submitted proxy;
●	Signing another proxy card with a later date and returning it to us prior to the Extraordinary General Meeting; or
●	Attending the Extraordinary General Meeting and voting in person.

Please note that to be effective, your new proxy card, fax or email voting instructions or written notice of revocation must be received by us prior to the Extraordinary General Meeting and, in the case of internet or mail voting instructions, must be received before 11:59 P.M. Singapore time on October 26, 2026 (11:59 A.M. Eastern time on October 26 , 2026). If you have submitted a proxy, your appearance at the Extraordinary General Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the Extraordinary General Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Extraordinary General Meeting for the purpose of soliciting additional proxies will allow HomesToLife shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Extraordinary General Meeting as adjourned, recessed or postponed.

Board of Directors’ Recommendation

After careful consideration, the Company’s Board has determined that the proposed resolutions are fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the adoption of the Third Amended and Restated Memorandum and Articles of Association;

“FOR” the approval of the IPT General Mandate; and

“FOR” the approval of the adjournment.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by HomesToLife. Proxies may also be solicited by some of our directors, officers and employees, personally or by telephone, facsimile, email or other means of communication. No additional compensation will be paid for such services.

Other Matters

At this time, we know of no other matters to be submitted at the Extraordinary General Meeting.

Householding of Extraordinary General Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your HomesToLife ordinary shares, you may submit questions via email to Proxy@Transhare.com.

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PROPOSAL 1: ADOPTION OF THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

What am I voting on?

A proposal to approve a Special Resolution to adopt the Third Amended and Restated Memorandum and Articles of Association of the Company, the form of which is as set out at Annex A hereto, in substitution for, and to the exclusion of, the existing memorandum and articles of the Company, among other things, to (a) meet the listing requirements of the SGX-ST, (b) grant authority to Board to declare all dividends including final dividends, and (c) grant authority to Board to declare dividends from the share premium account subject to requirements under the Companies Act (Revised) of the Cayman Islands, effective upon the Company’s listing on the SGX-ST.

Background

On March 23, 2026, the Company’s Board passed a board resolution, among other matters, to explore the possibility of conducting a secondary listing of the Company on the SGX-ST by way of an introduction and engage necessary and appropriate service providers to support the secondary listing process, and accordingly, to recommend the Company’s shareholders to approve a Special Resolution to adopt the Third Amended and Restated Memorandum and Articles of Association of the Company in substitution for, and to the exclusion of, the existing memorandum and articles of the Company, to meet the listing requirements of the SGX-ST. The Company’s Board also believes that it is in the best interests of the Company’s shareholders and the Company to have the Third Amended and Restated Memorandum and Articles of Association to (a) grant authority to Board to declare all dividends including final dividends, and (b) grant authority to Board to declare dividends from the share premium account subject to requirements under the Companies Act (Revised) of the Cayman Islands, and the Board passed the board resolutions to recommend to the Company’s shareholders to consider and adopt the Third Amended and Restated Memorandum and Articles of Association to achieve such purposes.

Required Vote

The adoption of the Third Amended and Restated Memorandum and Articles of Association requires that a majority of not less than two-thirds of the votes cast at the Extraordinary General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE HOMESTOLIFE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT HOMESTOLIFE SHAREHOLDERS VOTE “FOR”

THE ADOPTION OF THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

8

PROPOSAL 2: APPROVAL OF THE IPT GENERAL MANDATE

Capitalized terms used herein, unless otherwise defined, shall have the definitions ascribed to them in the IPT General Mandate at Annex B hereto.

What am I voting on?

A proposal to approve an Ordinary Resolution to adopt the IPT General Mandate, details of which are set out at Annex B hereto, to, among other things, grant approval to the Company, its subsidiaries and associated companies which fall within the definition of “entities at risk” under Chapter 9 of the Listing Manual of the SGX-ST or any of them to enter into any transactions falling within the categories of mandated interested person transactions set out in this proxy statement, with any party who is of the class or classes of mandated interested persons described in this proxy statement, provided that such transactions are made on normal commercial terms and are not prejudicial to the Company and its minority shareholders, and are entered into in accordance with the review procedures for interested person transactions.

Shareholders should note that the IPT General Mandate set out at Annex B hereto is in draft form only and remains subject to change. The terms of the IPT General Mandate are being finalized in conjunction with the introductory document to be issued by the Company in connection with its proposed secondary listing on the SGX-ST by way of an introduction (the “Introductory Document”). The proposed secondary listing on the SGX-ST and the Introductory Document remain subject to regulatory review and approval, and if approved, the fulfilment of certain conditions and other applicable listing requirements. Accordingly, the final terms of the IPT General Mandate may differ from those set out in the draft at Annex B hereto.

If there are subsequent updates to the IPT General Mandate following the issuance of this notice and proxy statement, the Company will furnish a Current Report on Form 6-K to provide an amendment to the proxy statement, which will attach the final form of the IPT General Mandate as Annex B in substitution for, and to the exclusion of, the draft currently attached hereto. Upon such substitution, all references in the notice of the Extraordinary General Meeting, this proxy statement and the proxy card to the “IPT General Mandate” and to “Annex B” shall be read as references to the final form of the IPT General Mandate so attached, and the Ordinary Resolution set out in the second proposal will, if passed, approve the IPT General Mandate in such final form.

Shareholders are encouraged to review the final form of the IPT General Mandate when it becomes available before submitting their proxies or voting instructions. Shareholders who have already submitted a proxy or voting instruction card may change their vote or revoke their proxy at any time before it is voted at the Extraordinary General Meeting in the manner described in the section entitled “The Extraordinary General Meeting – Revocability of Proxies”. Proxies that have been submitted and not revoked will be voted on the second proposal in accordance with the instructions given, and will be treated as relating to the IPT General Mandate in its final form.

Background

Chapter 9 of the Listing Manual of the SGX-ST governs transactions between a listed company, its subsidiaries and its associated companies that are “Entities at Risk”, on the one hand, and the listed company’s interested persons, on the other. Where such transactions exceed certain financial thresholds, the listed company is required to make an immediate announcement and/or seek approval from its shareholders.

Chapter 9 also allows a listed company to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or transactions necessary for its day-to-day operations. Such a general mandate does not extend to the purchase or sale of assets, undertakings or businesses. The Company anticipates that, following its secondary listing on the SGX-ST, it will continue to enter into certain recurrent transactions with interested persons in the ordinary course of business.

In view of the time-sensitive and recurrent nature of such transactions, the Company is seeking shareholder approval for the adoption of the IPT General Mandate. The IPT General Mandate will enable the Company and the EAR Group (as defined below) to enter into Mandated Transactions (as defined below) with the Mandated Interested Persons (as defined below) in the ordinary course of business, provided that such transactions are on normal commercial terms and are not prejudicial to the interests of the Company and its minority shareholders.

9

Entities at Risk (“EAR Group”)

For the purposes of the IPT General Mandate, an “Entity at Risk” means: (a) the Company; (b) a subsidiary of the Company (excluding any subsidiary that is listed on the SGX-ST or an approved exchange); and (c) an associated company of the Company (other than an associated company listed on the SGX-ST or an approved exchange), over which the Company and its subsidiaries (the “Group”), or the Group and the interested person(s), has or have control (collectively referred to as the “EAR Group”).

Mandated Interested Persons

The IPT General Mandate will apply to transactions carried out between any Entity at Risk and the following persons: (a) Corium Italia S.R.L.; (b) Golden Hill Capital Pte. Ltd.; (c) Gruppo 8 S.R.L.; (d) HTL Furniture (Yangzhou) Co. Ltd (华达利家具（扬州）有限公司); (e) H.T.L. Furniture, Inc.; (f) HTL Furniture (Changshu) Co., Ltd. (华达利家具（常熟）有限公司); (g) HTL Furniture (China) Co., Ltd. (华达利家具（中国)有限公司); (h) HTL Furniture (Huai An) Co., Ltd. (华达利家具（淮安）有限公司); (i) HTL Furniture (Kunshan) Co., Ltd. (华达利沙发（昆山）有限公司); (j) HTL Furniture Vietnam Company Limited; (k) HTL Global Pte. Ltd.; (l) HTL Import/Export Trading (Kunshan) Co. Ltd (华达利进出口贸易(昆山)有限公司); (m) HTL Middle East Furniture L.L.C.; (n) HTL Product Design (Kunshan) Co. Ltd. (华达利产品设计(昆山)有限公司); (o) New Century Home Pte. Ltd.; (p) New Century International Homes Pte. Ltd.; (q) New Century Sofa India Private Limited; (r) New Century Trading (India) Private Limited; (s) Run Zhi Furniture Trading (Kunshan) Co., Ltd.; and (t) Trends Leather (Yangzhou) Co., Ltd (创利皮革（扬州）有限公司) (collectively referred to as the “Mandated Interested Persons”).

Categories of Mandated Transactions

The IPT General Mandate covers the following categories of transactions:

(a)	Procurement of services by our Group from Mandated Interested Persons (in particular, HTL Furniture (Yangzhou) Co. Ltd, HTL Import/Export Trading (Kunshan) Co. Ltd., HTL Middle East Furniture L.L.C., HTL Product Design (Kunshan) Co., Ltd., HTL Global Pte. Ltd., H.T.L. Furniture, Inc. and New Century Trading (India) Private Limited);

(b)	Purchase and sale of goods between our Group and Mandated Interested Persons (in particular, HTL Furniture (Changshu) Co., Ltd., HTL Furniture (China) Co., Ltd., HTL Furniture (Huai An) Co., Ltd., HTL Furniture (Kunshan) Co., Ltd., HTL Import/Export Trading (Kunshan) Co. Ltd., HTL Furniture Vietnam Company Limited, New Century Sofa India Private Limited, H.T.L. Furniture, Inc. and New Century Trading (India) Private Limited, and Trends Leather (Yangzhou) Co., Ltd.);

(c)	Lease or licence of premises by our Group to or from Mandated Interested Persons (in particular, with New Century International Homes Pte. Ltd.); and

(d)	Provision of security in favour of our Group by Mandated Interested Persons (in particular, Golden Hill Capital Pte. Ltd.),

(collectively referred to as the “Mandated Transactions”).

For the avoidance of doubt, there will be no sale or purchase of any assets, undertakings or businesses within the scope of the IPT General Mandate. Transactions with interested persons that are not covered by the IPT General Mandate will remain subject to the applicable provisions of Chapter 9 of the Listing Manual of the SGX-ST and any other applicable provisions of the Listing Manual of the SGX-ST.

10

Rationale and Benefits of the IPT General Mandate

The IPT General Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the Mandated Interested Persons, provided that they are carried out on an arm’s length basis, on normal commercial terms, and are not prejudicial to the interests of our Group and our minority shareholders.

The EAR Group will benefit from the IPT General Mandate by being able to carry out Mandated Transactions in the normal course of our business which are transacted from time to time with the Mandated Interested Persons. Given the long working history between the Mandated Interested Persons and the EAR Group, we envisage that we will continue to engage in such transactions with the Mandated Interested Persons in the ordinary course of our business from time to time, and the IPT General Mandate would enable the EAR Group to tap on the services of the Mandated Interested Persons, which have proven to be reliable working partners and service providers.

The rationale and benefit to the EAR Group for each category of the Mandated Transactions include, but are not limited to the following:

In relation to the procurement of services by our Group from Mandated Interested Persons

(a)	The staff members from the Mandated Interested Persons who are responsible for providing Corporate Support Services (as defined below), for example, financial management services and supply chain solution design to the EAR Group are familiar with financial planning, reporting, treasury management, and regulatory compliance. Through a long-standing working relationship, these staff members have developed a keen understanding of the EAR Group’s financial systems, reporting requirements, internal controls, and strategic objectives. This knowledge may not be easily replicated, and continuing to engage these interested persons is in the best interests of our Group, as their familiarity with our Group’s operations ensures continuity in financial reporting and compliance processes, minimises the risk of disruption, and supports our Group’s ability to meet its ongoing disclosure and regulatory obligations in a timely manner. The existing arrangements also afford cost efficiencies, as the negotiated terms reflect the economies of a long-standing engagement and obviate the need for our Group to recruit and maintain a full in-house financial management team at comparable cost.

(b)	The Marketing and Sales-Related Services (as defined herein) form an integral part of our Group’s ordinary course of business as they support the sales, marketing and customer fulfilment activities. The inclusion of the Marketing and Sales-Related Services is intended to provide our Group and the Mandated Interested Persons with the flexibility to enter into recurrent transactions necessary for the efficient conduct of businesses. Given the nature of the businesses of our Group and the Mandated Interested Persons, such transactions are expected to occur regularly and on a recurring basis.

(i)	In relation to the payment services component, the Mandated Interested Persons will only act as an intermediary to receive and make payments on behalf of our Group, such as payments to and from third parties and processing customer refunds, which are part of our post-sales services, such that the Mandated Interested Persons will be reimbursed wholly for any such payments made. Our Group is not directly involved in in receiving and making such payments for the following reasons:

(1)	Geographical presence: H.T.L. Furniture, Inc. maintains a physical presence in the United States (including a showroom at High Point, North Carolina) and has established banking relationships and customer-facing infrastructure in that market. Our Group does not have its own U.S. banking facilities, and accordingly relies on H.T.L. Furniture, Inc. to receive customer payments and process refunds in the U.S. market. While our Group has incorporated a U.S. subsidiary (the “U.S. Subsidiary”) for the employment of the CFO, Mr. Jeff Chai, given that the U.S. Subsidiary is newly incorporated and the lead time required to open and operationalise U.S. banking facilities, it would not be practicable for the U.S. Subsidiary to assume H.T.L. Furniture, Inc.’s current role in the near term.

11

Any decision by our Group to develop its own U.S. customer-facing infrastructure (including, without limitation, the establishment of independent banking facilities, a physical showroom or direct customer engagement capabilities) is contingent upon our Company’s future business plans and strategies, taking into account the operational implications, potential business disruption and costs associated with transferring the established customer-facing infrastructure currently provided through H.T.L. Furniture, Inc. Accordingly, in order to ensure continuity of operations, avoid disruption to customer relationships and minimise unnecessary costs, our Group expects to continue to relying on H.T.L. Furniture, Inc. to receive customer payments and process refunds in the U.S. market following the Listing.

Similarly, New Century Trading (India) Private Limited has a presence in India and facilitates payments in that market.

(2)	Operational efficiency: The Mandated Interested Persons have existing relationships with third-party service providers in their respective jurisdictions. It is operationally more efficient and cost-effective for local payments to be made by the entity with the existing vendor relationships and local banking facilities.

(3)	Customer-facing continuity: In certain markets, customers have historically transacted with the Mandated Interested Persons and may continue to erroneously remit payments to them. Our Group has been progressively updating payment instructions to redirect customer payments to our Group’s own bank accounts, and has implemented segregated bank accounts to minimise the recurrence of misdirected payments. Customer relationships are maintained directly by our Group whereby our sales and business development teams, comprising employees of the Group’s own subsidiaries, manage all customer-facing activities, including sales negotiations, order management, after-sales service and relationship management. In the U.S. market, while our Group’s management team retains oversight and direction of the commercial relationship, H.T.L. Furniture, Inc. serves as the local customer-facing entity for certain historical customer accounts purely for administrative purposes.

(4)	Post-sales service fulfilment: The processing of customer refunds by Mandated Interested Persons arises where the Mandated Interested Person is the local customer-facing entity that originally facilitated the sale.

The following safeguards are in place to ensure that all these payments are duly received from the Mandated Interested Persons:

(A)	Monthly reconciliation by our Group’s finance team of all intermediary payment transactions against accounting records and supporting documentation.

(B)	Our Group has also implemented updated payment instructions and segregated bank accounts to minimise misdirected customer payments.

(c)	The Events-Related Services (as defined herein) are vital to our Group’s marketing and promotion activities. Obtaining such services from the Mandated Interested Persons is likely to enhance operational efficiency through streamlining the procurement processes, reducing administrative burden and leading to a faster turnaround time for event planning and execution. There is also the benefit of flexibility in the scheduling and customisation of event arrangements, given the established relationship and mutual understanding between our Group and the Mandated Interested Persons.

12

In relation to the purchase and sale of goods between our Group and Mandated Interested Persons

(a)	Our Group may, from time to time, sell or provide goods to Mandated Interested Persons in circumstances where such transactions are necessary or desirable for the conduct of our Group’s business as driven by commercial considerations, as such transactions are favourable to our Group as our Group only incurs minimal marketing costs for sales to Mandated Interested Persons as these sales are to entities within the GHC Group which have their own established distribution networks and customer bases. Accordingly, our Group does not incur the marketing, advertising and customer acquisition costs that would typically be associated with sales to unrelated third-party customers. These transactions enable our Group to maximise revenue opportunities and optimise the utilisation of its resources, including inventory and service capabilities. Transacting with Mandated Interested Persons allows our Group to secure stable and reliable revenue streams, which contributes to the overall financial performance of our Group. In particular, our Group sells leather hides to Mandated Interested Persons. This arrangement ensures that our Group is able to control the quality of the leather hides that are used in the production of upholstered furniture by the Mandated Interested Persons for our Group, thereby safeguarding product quality and consistency across our supply chain.

Our Group may purchase sofas and other upholstered furniture, and case goods from Mandated Interested Persons, which are established manufacturers and/or distributors with proven capabilities in product design, quality control, and timely fulfilment of orders, and have consistently met our Group’s specifications and quality standards. Through many years of commercial dealings, both parties have developed a mutual understanding of quality expectations, product specifications, lead times, and after-sales support requirements, enabling our Group to maintain its standards of product quality and customer satisfaction. Accordingly, it is in the best interests of our Group to continue purchasing sofas and other upholstered furniture from the interested persons. The continuation of these transactions also affords our Group operational and cost advantages, including favourable pricing arising from established volume commitments, priority allocation of production capacity, flexibility in customisation, and reduced lead times relative to alternative suppliers.

In relation to the lease or licence of premises by our Group to or from Mandated Interested Persons

(a)	Our Group may, from time to time, lease or licence premises to or from Mandated Interested Persons. In relation to lease or licence of premises to Mandated Interested Persons, this allows our Group to generate rental or licence income from properties that might otherwise remain underutilised. There is also the benefit of economic efficiencies in terms of shared cleaning and maintenance arrangements.

(b)	In relation to lease or licence of premises from Mandated Interested Persons, securing these premises on appropriate terms enables our Group to maintain uninterrupted operations and to service its customers, clients and stakeholders effectively. Our Group would benefit from having access to quotations from the Mandated Interested Persons in addition to obtaining quotations from third parties.

In relation to the provision of security in favour of our Group by Mandated Interested Persons

(a)	The provision of corporate guarantees or other security by the Mandated Interested Persons to support credit facilities to be obtained by our Group would be beneficial for our Group, as this would support banking and credit facilities granted by third party lenders to our Group, or allow us to secure banking and financing facilities on more favourable terms.

Therefore, the IPT General Mandate and its subsequent renewal on an annual basis would enhance the ability of the EAR Group to pursue business opportunities which are time-sensitive in nature and would eliminate the need to announce and/or convene separate general meetings from time to time to seek Shareholders’ approval as and when potential Mandated Transactions with a Mandated Interested Person arise, thereby substantially reducing the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to our Group and the day-to-day operations of the EAR Group.

13

In accordance with the requirements of Chapter 9 of the Listing Manual of the SGX-ST, we will (a) disclose in the annual report of our Company, the aggregate value of transactions conducted with the Mandated Interested Persons pursuant to the IPT General Mandate during the financial year, including the name of the interested person, nature of relationship and the corresponding aggregate value of the interested person transactions entered into with the same interested person (as well as in the annual reports for subsequent financial years that the IPT General Mandate continues to be in force); and (b) announce the aggregate value of transactions conducted with Mandated Interested Persons pursuant to the IPT General Mandate for the financial periods that we are required to report on pursuant to Rule 705 of the Listing Manual of the SGX-ST within the time required for the announcement of such report.

Validity Period

The IPT General Mandate, if approved, will take effect from the Company’s listing on the SGX-ST and will, unless revoked or varied by the Company in a general meeting, continue in force until the earlier of the conclusion of the next annual general meeting of the Company or until the date on which the next annual general meeting of the Company is required by law to be held. Thereafter, the Company will seek renewal of the IPT General Mandate at each subsequent annual general meeting.

Required Vote

The adoption of the IPT General Mandate requires that a simple majority of the votes cast at the Extraordinary General Meeting be voted “For” the proposal, provided we have quorum for the meeting. All interested persons (being a director, chief executive officer, or controlling shareholder of the Company) and their associates will abstain from voting on this proposal. In this regard, Mr. Phua Yong Pin, our Executive Chairman and Controlling Shareholder, and Mr. Phua Yong Tat, our Executive Vice Chairman and Controlling Shareholder, and each of their respective associates, will abstain from voting on the resolutions approving the IPT General Mandate.

THE HOMESTOLIFE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT HOMESTOLIFE SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF THE IPT GENERAL MANDATE.

14

PROPOSAL 3: ADJOURNMENT

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the approval of first proposal or the second proposal, the Board may adjourn the Extraordinary General Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies.

Required Vote

The approval of the adjournment proposal requires that a simple majority of the votes cast at the Extraordinary General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE HOMESTOLIFE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT HOMESTOLIFE SHAREHOLDERS VOTE “FOR”

THE ADJOURNMENT.

15

OTHER MATTERS

As of the date of this proxy statement, the Board of HomesToLife knows of no matters that will be presented for consideration at the Extraordinary General Meeting other than as described in this proxy statement. If any other matters properly come before the Extraordinary General Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents we refer to in this proxy statement to vote on the Third Amended and Restated Memorandum and Articles of Association proposal, IPT General Mandate proposal, and Adjournment Proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

16

ANNEX A

FORM OF THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF HOMESTOLIFE LTD

Companies Act (Revised)

Company Limited by Shares

THIRD AMENDED AND RESTATED

memorandum of association

of

HomesToLife Ltd

(Adopted by special resolution passed on [  ] and conditional upon and with effect from [  ])

A-1

Companies Act (Revised)

Company Limited by Shares

Third Amended and Restated

Memorandum of Association

of

HomesToLife Ltd

(Adopted by special resolution passed on [  ] and conditional upon and with effect from [  ])

1	The name of the Company is HomesToLife Ltd.

2	The Company’s registered office will be situated at the office of VISTRA (CAYMAN) LIMITED, P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27(2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is US$50,000.00 divided into 500,000,000 ordinary shares of par value of US$0.0001 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares;

(b)	to increase or reduce its capital;

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions,

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited By Shares

THIRD AMENDED AND RESTATED

articles of association

of

HOMESTOLIFE LTD

(Adopted by special resolution passed on [  ] and conditional upon and with effect from [  ])

Contents

1 Definitions, interpretation and exclusion of Table A	1
Definitions	1
Interpretation	4
Exclusion of Table A Articles	5

2 Shares	5
Power to issue Shares and options, with or without special rights	5
Power to issue fractions of a Share	6
Power to pay commissions and brokerage fees	6
Trusts not recognised	6
Security interests	7
Power to vary class rights	7
Effect of new Share issue on existing class rights	7
No bearer Shares or warrants	7
Treasury Shares	7
Rights attaching to Treasury Shares and related matters	8
Register of Members	8
Annual Return	8

3 Share certificates	9
Issue of share certificates	9
Renewal of lost or damaged share certificates	9

4 Lien on Shares	10
Nature and scope of lien	10
Company may sell Shares to satisfy lien	10
Authority to execute instrument of transfer	10
Consequences of sale of Shares to satisfy lien	11
Application of proceeds of sale	11

5 Calls on Shares and forfeiture	11
Power to make calls and effect of calls	11
Time when call made	12
Liability of joint holders	12
Interest on unpaid calls	12
Deemed calls	12
Power to accept early payment	12
Power to make different arrangements at time of issue of Shares	12
Notice of default	12
Forfeiture or surrender of Shares	13
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender	13
Effect of forfeiture or surrender on former Member	13
Evidence of forfeiture or surrender	14
Sale of forfeited or surrendered Shares	14

6 Transfer of Shares	14
Form of Transfer	14
Power to refuse registration for Shares not listed on a Designated Stock Exchange	14
Suspension of transfers	15
Company may retain instrument of transfer	15
Notice of refusal to register	15

7 Transmission of Shares	15
Persons entitled on death of a Member	15
Registration of transfer of a Share following death or bankruptcy	16
Indemnity	16
Rights of person entitled to a Share following death or bankruptcy	16

8 Alteration of capital	16
Increasing, consolidating, converting, dividing and cancelling share capital	16
Dealing with fractions resulting from consolidation of Shares	17
Reducing share capital	17

9 Redemption and purchase of own Shares	18
Power to issue redeemable Shares and to purchase own Shares	18
Power to pay for redemption or purchase in cash or in specie	18
Effect of redemption or purchase of a Share	18

10 Meetings of Members	19
Annual and extraordinary general meetings	19
Power to call meetings	19
Content of notice	20
Period of notice	20
Persons entitled to receive notice	20
Accidental omission to give notice or non-receipt of notice	21

11 Proceedings at meetings of Members	21
Quorum	21
Lack of quorum	21
Chairman	22
Right of a Director to attend and speak	22
Accommodation of Members at Virtual Meeting	22
Security	22
Adjournment, postponement and cancellation	22
Method of voting	23
Outcome of vote by show of hands	23
Withdrawal of demand for a poll	23
Taking of a poll	23
Chairman’s casting vote	24
Written resolutions	24
Sole-Member Company	25

12 Voting rights of Members	26
Right to vote	26
Rights of joint holders	27
Representation of corporate Members	27
Member with mental disorder	28
Objections to admissibility of votes	28
Form of proxy	28
How and when proxy is to be delivered	29
Voting by proxy	30

13 Number of Directors	31

14 Appointment, disqualification and removal of Directors	31
First Directors	31
No age limit	31
Corporate Directors	31
No shareholding qualification	31
Appointment of Directors	31
Board’s power to appoint Directors	31
Removal of Directors	32
Resignation of Directors	32
Termination of the office of Director	32

15 Alternate Directors	33
Appointment and removal	33
Notices	33
Rights of alternate Director	33
Appointment ceases when the appointor ceases to be a Director	34
Status of alternate Director	34
Status of the Director making the appointment	34

16 Powers of Directors	34
Powers of Directors	34
Directors below the minimum number	34
Appointments to office	35
Provisions for employees	35
Exercise of voting rights	36
Remuneration	36
Disclosure of information	36

17 Delegation of powers	37
Power to delegate any of the Directors’ powers to a committee	37
Local boards	37
Power to appoint an agent of the Company	38
Power to appoint an attorney or authorised signatory of the Company	38
Borrowing Powers	38
Corporate Governance	38

18 Meetings of Directors	39
Regulation of Directors’ meetings	39
Calling meetings	39
Notice of meetings	39
Use of technology	39
Quorum	39
Chairman or deputy to preside	39
Voting	40
Recording of dissent	40
Written resolutions	40
Validity of acts of Directors in spite of formal defect	40

19 Permissible Directors’ interests and disclosure	41

20 Minutes	41

21 Accounts and audit	41
Auditors	42

22 Record dates	42

23 Dividends	42
Source of dividends	42
Declaration of dividends by Members	43
Payment of interim dividends and declaration of final dividends by Directors	43
Apportionment of dividends	44
Right of set off	44
Power to pay other than in cash	44
How payments may be made	44
Dividends or other monies not to bear interest in absence of special rights	45
Dividends unable to be paid or unclaimed	45

24 Capitalisation of profits	45
Capitalisation of profits or of any share premium account or capital redemption reserve;	45
Applying an amount for the benefit of Members	46

25 Share Premium Account	46
Directors to maintain share premium account	46
Debits to share premium account	46

26 Seal	46
Company seal	46
Duplicate seal	46
When and how seal is to be used	47
If no seal is adopted or used	47
Power to allow non-manual signatures and facsimile printing of seal	47
Validity of execution	47

27 Indemnity	47
Release	48
Insurance	48

28 Notices	49
Form of notices	49
Electronic communications	49
Persons entitled to notices	50
Persons authorised to give notices	50
Delivery of written notices	50
Joint holders	50
Signatures	50
Giving notice to a deceased or bankrupt Member	51
Date of giving notices	51
Saving provision	51

29 Authentication of Electronic Records	52
Application of Articles	52
Authentication of documents sent by Members by Electronic means	52
Authentication of document sent by the Secretary or Officers of the Company by Electronic means	52
Manner of signing	53
Saving provision	53

30 Transfer by way of continuation	53

31 Winding up	54
Distribution of assets in specie	54
No obligation to accept liability	54

32 Amendment of Memorandum and Articles	54
Power to change name or amend Memorandum	54
Power to amend these Articles	54

Companies Act (Revised)

Company Limited by Shares

Third Amended and Restated

Articles of Association

of

HomesToLife Ltd

(Adopted by special resolution passed on [  ] and conditional upon and with effect from [  ])

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force;

Articles means, as appropriate:

(a)	these articles of association as amended from time to time: or

(b)	two or more particular articles of these Articles;

and Article refers to a particular article of these Articles;

Auditors means the auditor or auditors for the time being of the Company;

Board means the board of Directors from time to time;

Business Day means a day when banks in Grand Cayman, the Cayman Islands and Singapore are open for the transaction of normal banking business and for the avoidance of doubt, shall not include a Saturday, Sunday or public holiday in the Cayman Islands or Singapore;

Cayman Islands means the British Overseas Territory of the Cayman Islands;

CDP Proxy Form has the meaning specified in Article 12.2;

Clear Days, in relation to a period of notice, means that period of calendar days excluding:

(a)	the calendar day when the notice is given or deemed to be given; and

(b)	the calendar day for which it is given or on which it is to take effect;

Commission means Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

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Company means the above-named company;

Default Rate means ten per cent per annum;

Depositor has the meaning given to it in the Singapore Securities and Futures Act;

Depository has the meaning given to it in the Singapore Securities and Futures Act, and includes The Central Depository (Pte) Limited, which operates the Central Depository System (as defined in the Singapore Securities and Futures Act) in Singapore;

Designated Stock Exchanges means the stock exchange(s) in respect of which any class of the Company’s Shares are there listed, and include the Nasdaq Capital Market in the United States of America and the Main Board of the Singapore Exchange Securities Trading Limited Exchange, in each case, for so long as any class of the Company’s Shares are there listed and any other stock exchange on which any class of the Company’s Shares are listed for trading, and where applicable, each of their successors in title;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Communication Facilities means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other;

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Fully Paid Up means:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth;

Independent Director means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

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Member means any person or persons entered on the register of Members (including the principal register and where applicable, any branch register) from time to time as the holder of a Share;

Memorandum means the memorandum of association of the Company as amended from time to time;

month means a calendar month;

Nominating Depositor has the meaning specified in Article 12.2;

Officer means a person appointed to hold an office in the Company including a Director, alternate Director or liquidator and excluding the Secretary;

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members who (being entitled to do so) vote in person or by proxy or, in the case of corporations, by their duly authorised representatives, at that meeting. The expression includes a written resolution signed by the requisite majority in accordance with Article 11.20;

Ordinary Share means an ordinary share in the capital of the Company, having the rights set out in these Articles;

Partly Paid Up means:

(a)	in relation to a Share with par value, that the par value for that Share and any premium payable in respect of the issue of that Share, has not been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has not been fully paid or credited as paid in money or money’s worth;

Relevant Intermediary has the meaning given to it in Section 181(6) of the Singapore Companies Act;

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Securities Account means the securities account maintained by a person with the Depository;

Share means a share in the share capital of the Company and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a Share;

Singapore Companies Act means the Companies Act 1967 of Singapore or any statutory modification, amendment or re-enactment thereof for the time being in force and any reference to any provision of the Singapore Companies Act is to that provision as so modified or re-enacted or contained in any such subsequent act or acts;

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Singapore Securities and Futures Act means the Securities and Futures Act 2001 of Singapore or any statutory modification, amendment or re-enactment thereof for the time being in force and any reference to any provision of the Singapore Securities and Futures Act is to that provision as so modified or re-enacted or contained in any such subsequent act or acts;

Special Resolution means a resolution of a duly constituted general meeting of the Company or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of the votes cast by, or on behalf of, the Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the Members entitled to vote at such meeting;

Treasury Shares means Shares held in treasury pursuant to the Act and Article 2.12;

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time; and

Virtual Meeting means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors and proxy(ies) of a Member, which has been validly appointed by such Member in accordance with these Articles) are permitted to attend and participate solely by means of Electronic Communication Facilities.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

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(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

(j)	The term “present” means, in respect of any person attending a meeting, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Electronic Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Electronic Communication Facilities.

1.3	The headings in these Articles are intended for convenience only and shall not affect the interpretation of these Articles.

Exclusion of Table A Articles

1.4	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and these Articles about the redemption and purchase of the Shares and applicable Designated Stock Exchange Rules, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

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2.2	Without limitation to the preceding Article, the Directors may so deal with the unissued Shares:

(a)	either at a premium or at par; or

(b)	with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

2.3	Without limitation to the two preceding Articles:

(a)	the Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the Directors may decide;

(b)	the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Power to issue fractions of a Share

2.4	Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.5	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any Shares. That commission may be satisfied by the payment of cash or the allotment of Fully Paid Up or Partly Paid Up Shares or partly in one way and partly in another.

2.6	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.7	Except as required by Act:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

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Security interests

2.8	Notwithstanding the preceding Article, the Company may (but shall not be obliged to) recognise a security interest of which it has actual notice over shares. The Company shall not be treated as having recognised any such security interest unless it has so agreed in writing with the secured party.

Power to vary class rights

2.9	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding not less than two-thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

The rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the Company’s consolidation and division of only one class of Shares, without consolidating or dividing any other class of Shares.

2.10	For the purpose of Article 2.9(b), all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)	the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)	any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

Effect of new Share issue on existing class rights

2.11	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

No bearer Shares or warrants

2.12	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.13	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the Directors so determine prior to the purchase, redemption or surrender of those shares; and

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(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.14	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

2.15	The Company shall be entered in the register of Members as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.16	Nothing in Article 2.15 prevents an allotment of Shares as Fully Paid Up bonus shares in respect of a Treasury Share and Shares allotted as Fully Paid Up bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.17	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the Directors determine.

Register of Members

2.18	The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

2.19	The title to Shares listed on the Designated Stock Exchanges may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the relevant Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

Annual Return

2.20	The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

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3	Share certificates

Issue of share certificates

3.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the Directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid Up or Partly Paid Up. A certificate may be executed under seal or executed in such other manner as the Directors determine.

3.3	Every certificate shall bear legends required under the applicable laws, including the U.S. Securities Act (to the extent applicable).

3.4	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.5	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any for issuing a replacement share certificate,

as the Directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

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4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid Up or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all monies payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those monies are presently payable.

4.2	At any time the Board may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within fourteen (14) Clear Days after that notice is deemed to be given under these Articles,

and Shares to which this Article 4.3 applies shall be referred to as Lien Default Shares.

4.4	The Lien Default Shares may be sold in such manner as the Board determines.

4.5	To the maximum extent permitted by law, the Directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6	To give effect to a sale, the Directors may authorise any person to execute an instrument of transfer of the Lien Default Shares sold to, or in accordance with the directions of, the purchaser.

4.7	The title of the transferee of the Lien Default Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

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Consequences of sale of Shares to satisfy lien

4.8	On a sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Lien Default Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate (if any) for those Lien Default Shares.

4.9	Notwithstanding the provisions of Article 4.8, such person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Lien Default Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the Lien Default Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.10	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Lien Default Shares have been sold:

(a)	if no certificate for the Lien Default Shares was issued, at the date of the sale; or

(b)	if a certificate for the Lien Default Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Lien Default Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the Board may make calls on the Members in respect of any monies unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

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Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The Directors may waive payment of the interest wholly or in part.

Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued; and

(c)	any expenses which have been incurred by the Company due to that person’s default.

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5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12	If the notice given pursuant to Article 5.10 is not complied with, the Directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the Board may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the Directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the Share to the transferee. The Directors may accept the surrender for no consideration of any Share in accordance with the Act.

Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those monies before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

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The Directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a Director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a Director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6	Transfer of Shares

Form of Transfer

6.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable Designated Stock Exchange Rules (if such Shares are listed on the relevant Designated Stock Exchange), a Member may freely transfer Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the relevant Designated Stock Exchange or in any other form approved by the Directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

6.2	The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the register of Members.

Power to refuse registration for Shares not listed on any of the Designated Stock Exchanges

6.3	Where the Shares of any class in question are not listed on or subject to the rules of any of the Designated Stock Exchanges, the Directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid Up or on which the Company has a lien. The Directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

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(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)	the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

Suspension of transfers

6.4	The registration of transfers may, on 14 Clear Days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 Clear Days in any year.

Company may retain instrument of transfer

6.5	All instruments of transfer that are registered shall be retained by the Company.

Notice of refusal to register

6.6	If the Directors refuse to register a transfer of any Shares of any class not listed on a Designated Stock Exchange, they shall within one month after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

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Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

7.4	That person must produce such evidence of his entitlement as the Directors may properly require.

7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid Up, the transferor must execute an instrument of transfer; and

(b)	if the Share is nil or Partly Paid Up, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the Directors against any loss or damage suffered by the Company or the Directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

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(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares and, where there is more than one class of Shares in the share capital of the Company, the Company may by Ordinary Resolution approve the consolidation and division of one class of Shares only, without consolidating or dividing any other class of Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as it thinks fit, including (without limitation):

(a)	either round up or down the fraction to the nearest whole number, such rounding to be determined by the Directors acting in their sole discretion;

(b)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); or

(c)	distribute the net proceeds in due proportion among those Members.

8.3	For the purposes of Article 8.2, the Directors may authorise some person to execute an instrument of transfer of the Shares to, in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.4	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

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9	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its Directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its Directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the Directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the Directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the Directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the register of Members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Share, as the Directors may determine.

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9.4	For the purpose of Article 9.3, the date of redemption or purchase is the date when the Member’s name is removed from the register of Members with respect to the Shares the subject of the redemption or purchase.

10	Meetings of Members

Annual and extraordinary general meetings

10.1	The Company may, but shall not (unless required by the applicable Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Board, in accordance with these Articles.

10.2	All general meetings other than annual general meetings shall be called extraordinary general meetings.

Power to call meetings

10.3	The Directors may call a general meeting at any time.

10.4	If there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, the Directors must call a general meeting for the purpose of appointing additional Directors.

10.5	The Directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.6	The requisition must be in writing and given by one or more Members who together hold at least ten (10) per cent of the rights to vote at such general meeting.

10.7	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners; and

(c)	be delivered in accordance with the notice provisions.

10.8	Should the Directors fail to call a general meeting within 21 Clear Days’ from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.9	Without limitation to the foregoing, if there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, any one or more Members who together hold at least five (5) per cent of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional Directors.

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10.10	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.11	Notice of a general meeting shall specify each of the following:

(a)	place, the date and the hour of the meeting;

(b)	whether the meeting will be held virtually, at a physical place or both;

(c)	if the meeting is to be held in any part at a physical place, the address of such place;

(d)	if the meeting is to be held in two or more places or in any part virtually, the Electronic Communication Facilities that will be used to facilitate the meeting, including the procedures to be followed by any Member or other participant of the meeting who wishes to utilise such Electronic Communication Facilities for the purposes of attending and participating in such meeting;

(e)	subject to paragraph (f) and the requirements of the Designated Stock Exchange Rules (to the extent applicable), the general nature of the business to be transacted; and

(f)	if a resolution is proposed as a Special Resolution, the text of that resolution.

10.12	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.13	At least five (5) Clear Days’ notice must be given to Members for any general meeting.

10.14	Subject to the Act, a meeting may be convened on shorter notice, subject to the Act with the consent of the Member or Members who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.15	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member;

(c)	the Directors; and

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(d)	the Auditors (if appointed).

10.16	The Board may determine that the Members entitled to receive notice of, attend and vote at a meeting are those persons entered on the register of Members at the close of business on a day determined by the Board.

Accidental omission to give notice or non-receipt of notice

10.17	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.18	In addition, where a notice of meeting is published on a website proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy at the meeting. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(a)	if the Company has more than one Member: one or more Members holding Shares that represent not less than one-third of the votes attached to the outstanding Shares carrying the right to vote at such general meeting.

Lack of quorum

11.2	If a quorum is not present at the meeting within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Directors. If a quorum is not present at the meeting within fifteen minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy at the meeting shall constitute a quorum.

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Chairman

11.3	The chairman of a general meeting (including any Virtual Meeting) shall be the chairman of the Board or such other Director as the Directors may determine. Absent any such person being present at the meeting within fifteen minutes of the time appointed for the meeting, the Directors present shall elect one of their number to chair the meeting.

11.4	The chairman of the meeting shall be entitled to attend and participate at any such general meeting by means of Electronic Communication Facilities, and to act as the chairman of such general meeting, in which event the chairman of the meeting shall be deemed to be present at the meeting.

11.5	If no Director is present within fifteen minutes of the time appointed for the meeting, or if no Director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a Director to attend and speak

11.6	Even if a Director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

Accommodation of Members at Virtual Meeting

11.7	A Member entitled to receive notice and attend a meeting will be deemed to be in attendance at such meeting despite their attendance being virtual if adequate facilities are available to ensure that the Member is able to:

(a)	participate in the business for which the meeting has been convened; and

(b)	hear all that happens at the meeting.

Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

Security

11.8	In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place. The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

Adjournment, postponement and cancellation

11.9	A meeting may be:

(a)	postponed or cancelled prior to the meeting at the discretion of the Directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by Members or otherwise called by Members pursuant to Article 10; or

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(b)	adjourned, with or without an appointed date for resumption, at any time during the meeting at the discretion of the chairman with the consent of the Members constituting a quorum.

The chairman must adjourn the meeting if so directed by the Members constituting a quorum at the meeting. No business, however, can be transacted at an adjourned or postponed meeting other than business which might properly have been transacted at the original meeting.

11.10	Should a meeting be adjourned for more than seven (7) Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven (7) Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.11	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded. Subject to the Act, a poll may be demanded:

(a)	by the chairman of the meeting;

(b)	by at least two Members having the right to vote on the resolutions; or

(c)	by any Member or Members present who, individually or collectively, hold at least ten per cent of the voting rights of all those who have a right to vote on the resolution.

Outcome of vote by show of hands

11.12	Unless a poll is duly demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the outcome of a show of hands without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll

11.13	The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. The chairman shall announce any such withdrawal to the meeting and, unless another person forthwith demands a poll, any earlier show of hands on that resolution shall be treated as the vote on that resolution; if there has been no earlier show of hands, then the resolution shall be put to the vote of the meeting.

Taking of a poll

11.14	A poll demanded on the question of adjournment shall be taken immediately.

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11.15	A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than thirty Clear Days after the poll was demanded.

11.16	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

11.17	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a Virtual Meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.18	In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

Written resolutions

11.19	Without limitation to section 60(1) of the Act, Members may pass a Special Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote:

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed when all such Members have so signified their agreement to the resolution.

11.20	Members may pass an Ordinary Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are:

(i)	given notice of the resolution as if the same were being proposed at a meeting of Members; and

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(ii)	notified in the same or an accompanying notice of the date by which the resolution must be passed if it is not to lapse, being a period of seven (7) Clear Days beginning with the date that the notice is first given;

(b)	the required majority of the Members entitled so to vote:

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed upon the later of these dates: (i) subject to the following Article, the date next immediately following the end of the period of three (3) Clear Days beginning with the date that notice of the resolution is first given and (ii) the date when the required majority have so signified their agreement to the resolution. However, the proposed written resolution lapses if it is not passed before the end of the period of seven (7) days beginning with the date that notice of it is first given.

11.21	If all Members entitled to be given notice of the Ordinary Resolution consent, a written resolution may be passed as soon as the required majority have signified their agreement to the resolution, without any minimum period of time having first elapsed. Save that the consent of the majority may be incorporated in the written resolution, each consent shall be in writing or given by Electronic Record and shall otherwise be given to the Company in accordance with Article 28 (Notices) prior to the written resolution taking effect.

11.22	The Directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

11.23	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

Sole-Member Company

11.24	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

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12	Voting rights of Members

Right to vote

12.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, whether on a show of hands or on a poll, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

12.2	Members may vote in person or by proxy. If the Member is the Depository or a Relevant Intermediary:

(a)	the Depository or the Relevant Intermediary may each appoint two (2) or more proxies to attend and vote at the same general meeting and each proxy shall be entitled to exercise the same powers on behalf of the Depository or the Relevant Intermediary (as the case may be) as the Depository or the Relevant Intermediary (as the case may be) could exercise, including the right to vote individually on a show of hands or on a poll;

(b)	unless the Depository specifies otherwise in a written notice to the Company, the Depository shall be deemed to have appointed as the Depository’s proxies to vote on behalf of the Depository at a general meeting of the Company each of the Depositors who are individuals and whose names are shown in the records of the Depository as at a time not earlier than seventy-two (72) hours prior to the time of the relevant general meeting supplied by the Depository to the Company and notwithstanding any other provisions in these Articles, the appointment of proxies by virtue of this Article shall not require an instrument of proxy or the lodgement of any instrument of proxy;

(c)	the Company shall accept as valid in all respects the form of instrument of proxy approved by the Depository (the CDP Proxy Form) for use at the date relevant to the general meeting in question naming a Depositor (the Nominating Depositor) and permitting that Nominating Depositor to nominate a person or persons other than himself as the proxy or proxies appointed by the Depository. A Nominating Depositor who is not a Relevant Intermediary may nominate not more than two (2) persons to attend and vote in his place as proxy or proxies appointed by the Depository, and a Nominating Depositor who is a Relevant Intermediary may nominate more than two (2) persons to attend and vote in its place as proxies appointed by the Depository. The Company shall, in determining rights to vote and other matters in respect of a completed CDP Proxy Form submitted to it, have regard to the instructions given by and the notes (if any) set out in the CDP Proxy Form. The submission of any CDP Proxy Form shall not affect the operation of Article 12.2(b) and shall not preclude a Depositor appointed as a proxy by virtue of Article 12.2(b) from attending and voting at the relevant meeting, but in the event of attendance by such Depositor, the CDP Proxy Form submitted bearing his name as the Nominating Depositor shall be deemed to be revoked;

(d)	the Company shall reject any CDP Proxy Form of a Nominating Depositor if his name is not shown in the records of the Depository as at a time not earlier than seventy-two (72) hours prior to the time of the relevant general meeting supplied by the Depository to the Company; and

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(e)	on a poll, the maximum number of votes which a Depositor, or proxies appointed pursuant to a CDP Proxy Form in respect of that Depositor, is able to cast shall be the number of shares credited to the Securities Account of that Depositor as shown in the records of the Depository as at a time not earlier than seventy-two (72) hours prior to the time of the relevant general meeting supplied by the Depository to the Company, whether that number is greater or smaller than the number specified in any CDP Proxy Form or instrument of proxy executed by or on behalf of the Depository.

12.3	In any case where an instrument of proxy appoints more than one (1) proxy (including the case when a CDP Proxy Form is used), the proportion of the shareholding concerned to be represented by each proxy shall be specified in the instrument of proxy.

12.4	On a show of hands, every Member who is present in person and every person representing a member by proxy shall have one vote per Ordinary Share. For the avoidance of doubt, an individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to a separate vote for each Member.

12.5	On a poll a Member shall have one vote for each Share he holds, unless any Share carries special voting rights.

12.6	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.7	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of Members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.8	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.9	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing. Where a Member is the Depository (or its nominee, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members ,provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be entitled to exercise the same rights and powers as if such person was the registered holder of the shares of the Company held by the Depository (or its nominee) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands or on a poll.

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12.10	The authorisation may be for any period of time, and must be delivered to the Company before the commencement of the meeting at which it is first used.

12.11	The Directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.12	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.13	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the Directors of the Company had actual notice of the revocation.

Member with mental disorder

12.14	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.15	For the purpose of the preceding Article, evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.16	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.17	An instrument appointing a proxy shall be in any common form or in any other form approved by the Directors.

12.18	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

Subject to applicable laws, if the Directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

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12.19	The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.20	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with Article 12.17.

12.21	No revocation by a Member of the appointment of a proxy made in accordance with Article 12.19 will affect the validity of any acts carried out by the relevant proxy before the Directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.22	Subject to the following Articles, the Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the Directors) must be delivered so that it is received by the Company before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place within the Cayman Islands specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)	Notwithstanding Article 12.21(a) and Article 12.21(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

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12.23	Subject to Article 12.2, where a poll is taken:

(a)	if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 12.21 before the time appointed for the taking of the poll;

(b)	if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 12.21 before the time appointed for the taking of the poll.

12.24	If the form of appointment of proxy is not delivered on time, it is invalid.

12.25	When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

12.26	The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

Voting by proxy

12.27	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

12.28	The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll and, for the purposes of Article 11.11, a demand by a person as proxy for a Member shall be the same as a demand by a Member. Such appointment shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

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13	Number of Directors

13.1	There shall be a Board consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. Unless fixed by Ordinary Resolution, the maximum number of Directors shall be unlimited.

14	Appointment, disqualification and removal of Directors

First Directors

14.1	The first Directors shall be appointed in writing by the subscriber or subscribers to the Memorandum, or a majority of them.

No age limit

14.2	There is no age limit for Directors save that they must be at least eighteen years of age.

Corporate Directors

14.3	Unless prohibited by law, a body corporate may be a Director. If a body corporate is a Director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about Directors’ meetings.

No shareholding qualification

14.4	Unless a shareholding qualification for Directors is fixed by Ordinary Resolution, no Director shall be required to own Shares as a condition of his appointment.

Appointment of Directors

14.5	A Director may be appointed by Ordinary Resolution or by the Directors. Any appointment may be to fill a vacancy or as an additional Director.

14.6	The remaining Director(s) may appoint a Director even though there is not a quorum of Directors.

14.7	No appointment can cause the number of Directors to exceed the maximum (if one is set); and any such appointment shall be invalid.

14.8	For so long as Shares are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

Board’s power to appoint Directors

14.9	Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

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Term of office

14.10	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the Board.

Removal of Directors

14.11	A Director may be removed by Ordinary Resolution.

Resignation of Directors

14.12	A Director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.13	Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of Director

14.14	A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office.

14.15	Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise), a Director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a Director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	he resigns his office by notice to the Company; or

(d)	he only held office as a Director for a fixed term and such term expires; or

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director; or

(f)	he is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director); or

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the prior consent from the chairman of the Board (or, if no chairman is appointed, the chairman of such meetings of Directors), he is absent from three consecutive meetings of Directors without any reasonable explanation.

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15	Alternate Directors

Appointment and removal

15.1	Any Director may appoint any other person, including another Director, to act in his place as an alternate Director. No appointment shall take effect until the Director has given notice of the appointment to the Board.

15.2	A Director may revoke his appointment of an alternate at any time. No revocation shall take effect until the Director has given notice of the revocation to the Board.

15.3	A notice of appointment or removal of an alternate Director shall be effective only if given to the Company by one or more of the following methods:

(a)	by notice in writing in accordance with the notice provisions contained in these Articles;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.4	All notices of meetings of Directors shall continue to be given to the appointing Director and not to the alternate.

Rights of alternate Director

15.5	An alternate Director shall be entitled to attend and vote at any Board meeting or meeting of a committee of the Directors at which the appointing Director is not personally present, and generally to perform all the functions of the appointing Director in his absence. An alternate Director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate Director.

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Appointment ceases when the appointor ceases to be a Director

15.6	An alternate Director shall cease to be an alternate Director if:

(a)	the Director who appointed him ceases to be a Director; or

(b)	the Director who appointed him revokes his appointment by notice delivered to the Board or to the registered office of the Company or in any other manner approved by the Board; or

(c)	in any event happens in relation to him which, if he were a Director of the Company, would cause his office as Director to be vacated.

Status of alternate Director

15.7	An alternate Director shall carry out all functions of the Director who made the appointment.

15.8	Save where otherwise expressed, an alternate Director shall be treated as a Director under these Articles.

15.9	An alternate Director is not the agent of the Director appointing him.

15.10	An alternate Director is not entitled to any remuneration for acting as alternate Director.

Status of the Director making the appointment

15.11	A Director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16	Powers of Directors

Powers of Directors

16.1	Subject to the provisions of the Act, the Memorandum and these Articles the business of the Company shall be managed by the Directors who may for that purpose exercise all the powers of the Company.

16.2	No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may, by Special Resolution, validate any prior or future act of the Directors which would otherwise be in breach of their duties.

Directors below the minimum number

16.3	lf the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. lf there are no Director or Directors able or willing to act, any two Members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to these Articles) only until the dissolution of the annual general meeting next following such appointment unless he is re-elected during such meeting.

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Appointments to office

16.4	The Directors may appoint a Director:

(a)	as chairman of the Board;

(b)	as managing Director;

(c)	to any other executive office,

for such period, and on such terms, including as to remuneration as they think fit.

16.5	The appointee must consent in writing to holding that office.

16.6	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of Directors.

16.7	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the Directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.8	Subject to the provisions of the Act, the Directors may also appoint and remove any person, who need not be a Director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the Directors decide.

16.9	The Secretary or Officer must consent in writing to holding that office.

16.10	A Director, Secretary or other Officer of the Company may not hold the office, or perform the services, of auditor.

Provisions for employees

16.11	The Board may make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiary undertakings.

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Exercise of voting rights

16.12	The Board may exercise the voting power conferred by the Shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including, without limitation, the exercise of that power in favour of any resolution appointing any Director as a Director of such body corporate, or voting or providing for the payment of remuneration to the Directors of such body corporate).

Remuneration

16.13	Every Director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as Director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings.

16.14	Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

16.15	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the Director or to any other person connected to or related to him.

16.16	Unless his fellow Directors determine otherwise, a Director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

16.17	Subject to compliance with applicable laws, including the applicable federal securities laws of the United States and the applicable laws of Singapore, the Directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of Members relating to a Member, (and they may authorise any Director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the Designated Stock Exchange Rules (to the extent applicable); or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the Directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

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17	Delegation of powers

Power to delegate any of the Directors’ powers to a committee

17.1	The Directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-Directors so long as the majority of those persons are Directors. For so long as any class of the Shares are listed on a Designated Stock Exchange, any such committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

17.2	The delegation may be collateral with, or to the exclusion of, the Directors’ own powers.

17.3	The delegation may be on such terms as the Directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the Directors at will.

17.4	Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors.

17.5	For so long as any class of the Shares are listed on a Designated Stock Exchange, the Board shall, if required by the Designated Stock Exchange Rules, establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee (if so established) shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law, subject to any exemptions permitted under the Designated Stock Exchange Rules and other applicable laws.

Local boards

17.6	The Board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional Board, or to be managers or agents, and may fix their remuneration.

17.7	The Board may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

17.8	Any appointment or delegation under this Article 17.8 may be made on such terms and subject to such conditions as the Board thinks fit and the Board may remove any person so appointed, and may revoke or vary any delegation.

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Power to appoint an agent of the Company

17.9	The Directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The Directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.10	The Directors may appoint any person, whether nominated directly or indirectly by the Directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the Directors under these Articles. The Directors may do so by power of attorney or any other manner they think fit.

17.11	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the Directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

17.12	The Board may remove any person appointed under Article 17.10 and may revoke or vary the delegation.

Borrowing Powers

17.13	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate Governance

17.14	The Board may, from time to time, and except as required by applicable law or (to the extent applicable) the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

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18	Meetings of Directors

Regulation of Directors’ meetings

18.1	Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any Director may call a meeting of Directors at any time. The Secretary must call a meeting of the Directors if requested to do so by a Director.

Notice of meetings

18.3	Notice of a Board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A Director may waive his right to receive notice of any meeting either prospectively or retrospectively.

Use of technology

18.4	A Director may participate in a meeting of Directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.5	A Director participating in this way is deemed to be present in person at the meeting.

Quorum

18.6	The quorum for the transaction of business at a meeting of Directors shall be two (except that if the Board is comprised of a single Director only, then the quorum shall be one) unless the Directors fix some other number.

Chairman or deputy to preside

18.7	The Board may appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment.

18.8	The chairman, or failing him any deputy chairman (the longest in office taking precedence if more than one is present), shall preside at all Board meetings. If no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting, or is unwilling to act as chairman of the meeting, the Directors present shall choose one of their number to act as chairman of the meeting.

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Voting

18.9	A question which arises at a Board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Recording of dissent

18.10	A Director present at a meeting of Directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A Director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.11	The Directors may pass a resolution in writing without holding a meeting if all Directors sign a document or sign several documents in the like form each signed by one or more of those Directors.

18.12	A written resolution signed by a validly appointed alternate Director need not also be signed by the appointing Director.

18.13	A written resolution signed personally by the appointing Director need not also be signed by his alternate.

18.14	A resolution in writing passed pursuant to Article 18.11, Article 18.12 and/or Article 18.13 shall be as effective as if it had been passed at a meeting of the Directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last Director signs (and for the avoidance of doubt, such day may or may not be a Business Day).

Validity of acts of Directors in spite of formal defect

18.15	All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or an alternate Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director or member of the committee, or that any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified and had continued to be a Director or alternate Director and had been entitled to vote.

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19	Permissible Directors’ interests and disclosure

19.1	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the Director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

20	Minutes

20.1	The Company shall cause minutes to be made in books of:

(a)	all appointments of Officers and committees made by the Board and of any such Officer’s remuneration; and

(b)	the names of Directors present at every meeting of the Directors, a committee of the Board, the Company or the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

20.2	Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in them.

21	Accounts and audit

21.1	The Directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

21.2	The books of account shall be kept at the registered office of the Company and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Act or as authorised by the Directors or by Ordinary Resolution.

21.3	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year and begin on 1 January in each year.

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Auditors

21.4	The Directors may appoint or remove an Auditor of the Company who shall hold office on such terms as the Directors determine, provided that for so long as any class of the Shares are listed on a Designated Stock Exchange, such appointment or removal shall be made in accordance with the applicable Designated Stock Exchange Rules.

21.5	At any general meeting convened and held at any time in accordance with these Articles, the Members may, by Ordinary Resolution, remove the Auditor before the expiration of his term of office. If they do so, the Members shall, by Ordinary Resolution, at that meeting appoint another Auditor in his stead for the remainder of his term.

21.6	The Auditors shall examine such books, accounts and vouchers; as may be necessary for the performance of their duties.

21.7	The Auditors shall, if so requested by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Company.

22	Record dates

22.1	Except to the extent of any conflicting rights attached to Shares, the resolution declaring a dividend on Shares of any class, whether it be an Ordinary Resolution of the Members or a Director’s resolution, may specify that the dividend is payable or distributable to the persons registered as the holders of those Shares at the close of business on a particular date, notwithstanding that the date may be a date prior to that on which the resolution is passed.

22.2	If the resolution does so specify, the dividend shall be payable or distributable to the persons registered as the holders of those Shares at the close of business on the specified date in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of the dividend of transferors and transferees of any of those Shares.

22.3	The provisions of this Article apply, mutatis mutandis, to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

23	Dividends

Source of dividends

23.1	Dividends may be declared and paid out of any funds of the Company lawfully available for distribution.

23.2	Subject to the requirements of the Act regarding the application of a company’s Share premium account, dividends may also be declared and paid out of any share premium account.

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Declaration of dividends by Members

23.3	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the Directors.

Payment of interim dividends and recommendation or declaration of final dividends by Directors

23.4	The Directors may pay interim dividends and recommend or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

23.5	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the Directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the Directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

23.6	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the Directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The Directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the Directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

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Apportionment of dividends

23.7	Except as otherwise provided by the rights attached to Shares all dividends shall be declared and paid according to the amounts Paid Up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount Paid Up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

23.8	The Directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

23.9	If the Directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the Directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

23.10	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

23.11	For the purposes of Article 23.10(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purposes of Article 23.10(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

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23.12	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

23.13	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

23.14	Notwithstanding anything to the contrary in this Article 23, the payment by the Company to the Depository of any dividend payable to a Depositor shall, to the extent of the payment made to the Depository, discharge the Company from any liability to the Depositor in respect of that payment.

Dividends or other monies not to bear interest in absence of special rights

23.15	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

23.16	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the Directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

23.17	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company. If the Depository returns any such dividend or monies to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or monies against the Company if a period of six years has elapsed from the date of declaration of such dividend or the date on which such other monies are first payable.

24	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve;

24.1	The Directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

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24.2	The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways::

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Up Shares, debentures or other securities of the Company to that Member or as that Member directs. The Directors may resolve that any Shares issued to the Member in respect of Partly Paid Up Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain Partly Paid Up.

Applying an amount for the benefit of Members

24.3	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

24.4	Subject to the Act, if a fraction of a Share, a debenture or other security is allocated to a Member, the Directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

25	Share Premium Account

Directors to maintain share premium account

25.1	The Directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

25.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

25.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

26	Seal

Company seal

26.1	The Company may have a seal if the Directors so determine.

Duplicate seal

26.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the Directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

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When and how seal is to be used

26.3	A seal may only be used by the authority of the Directors. Unless the Directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate).

If no seal is adopted or used

26.4	If the Directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

26.5	The Directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

26.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the Director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

27	Indemnity

27.1	To the extent permitted by law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

47

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, wilful default, wilful neglect or fraud.

27.2	To the extent permitted by Act, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Director (including alternate Director), Secretary or Officer of the Company in respect of any matter identified in Article 27.1 on condition that the Director (including alternate Director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Director (including alternate Director), Secretary or that Officer for those legal costs.

Release

27.3	To the extent permitted by Act, the Company may by Special Resolution release any existing or former Director (including alternate Director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty, wilful default, wilful neglect or fraud.

Insurance

27.4	To the extent permitted by Act, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the Directors, other than liability arising out of that person’s own dishonesty, wilful default, wilful neglect or fraud:

(a)	an existing or former Director (including alternate Director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

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(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

28	Notices

Form of notices

28.1	Save where these Articles provide otherwise, and subject to the Designated Stock Exchange Rules (to the extent applicable), any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

28.2	A notice may only be given to the Company in an Electronic Record if:

(a)	the Directors so resolve or otherwise accept the notice; or

(b)	any Director or Officer provides the giver of the notice an electronic address to which the notice may be sent and a notice is sent to that address within a reasonable period of time.

28.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has provided the giver of the notice with an Electronic address to which notice may be sent.

28.4	Subject to the Act, (to the extent applicable) the Designated Stock Exchange Rules and to any other rules which the Company is bound to follow, the Company may also send any notice or other document pursuant to these Articles to a Member by publishing that notice or other document on a website where:

(a)	the Company and the Member have agreed to his having access to the notice or document on a website (instead of it being sent to him);

(b)	the notice or document is one to which that agreement applies;

(c)	the Member is notified (in accordance with any requirements laid down by the Act and, in a manner for the time being agreed between him and the Company for the purpose) of:

(i)	the publication of the notice or document on a website;

(ii)	the address of that website; and

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(iii)	the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d)	the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice of document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid. For the purposes of this Article 28.4 “publication period” means a period of not less than twenty-one days, beginning on the day on which the notification referred to in Article 28.4(c) is deemed sent.

Persons entitled to notices

28.5	For so long as any class of the Shares are listed on a Designated Stock Exchange, any notice or other document to be given to a Member may be given by reference to the register of Members as it stands at any time within the period of twenty-one days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Designated Stock Exchange Rules and/or the Designated Stock Exchanges. No change in the register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

Persons authorised to give notices

28.6	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a Director or company secretary of the Company or a Member.

Delivery of written notices

28.7	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or Director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

28.8	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of Members.

Signatures

28.9	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

28.10	An Electronic Record may be signed by an Electronic Signature.

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Evidence of transmission

28.11	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

28.12	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

28.13	A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

28.14	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

28.15	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

28.16	A notice is given on the date identified in the following table

Method for giving notices	When taken to be given
(A) Personally	At the time and date of delivery
(B) By leaving it at the Member’s registered address	At the time and date it was left
(C) By posting it by prepaid post to the street or postal address of that recipient	48 hours after the date it was posted
(D) By Electronic Record (other than publication on a website), to recipient’s Electronic address	48 hours after the date it was sent
(E) By publication on a website	24 hours after the date on which the Member is deemed to have been notified of the publication of the notice or document on the website

Saving provision

28.17	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of Directors and written resolutions of Members.

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29	Authentication of Electronic Records

Application of Articles

29.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a Director or other Officer of the Company, shall be deemed to be authentic if either Article 29.2 or Article 29.4 applies.

Authentication of documents sent by Members by Electronic means

29.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

29.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 29.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

29.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

This Article 29.4 applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

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29.5	For example, where a sole Director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that Director unless Article 29.7 applies.

Manner of signing

29.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

29.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

30	Transfer by way of continuation

30.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Cayman Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

30.2	To give effect to any resolution made pursuant to the preceding Article, the Directors may cause the following:

(a)	an application be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

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31	Winding up

Distribution of assets in specie

31.1	If the Company is wound up the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

31.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

31.3	The Directors are authorised to present a winding up petition

31.4	The Directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

32	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

32.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

32.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

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ANNEX B

IPT GENERAL MANDATE

GENERAL MANDATE FOR INTERESTED PERSON TRANSACTIONS1

We anticipate that we would, on and after the Listing Date, in the ordinary course of business, continue to enter into certain transactions with our interested persons, including but not limited to those categories of transactions described below. In view of the time-sensitive and recurrent nature of such commercial transactions, it would be advantageous for us to obtain a general mandate from our Shareholders pursuant to Chapter 9 of the Listing Manual to enable any or all members of our Group, in the ordinary course of their business, to enter into the Mandated Transactions (as defined below) with the Mandated Interested Persons (as defined below) which are necessary for our day-to-day operations, provided that all such transactions are carried out on normal commercial terms and are not prejudicial to the interests of our Group and our minority shareholders (“IPT General Mandate”).

Chapter 9 of the Listing Manual

Chapter 9 of the Listing Manual allows a listed company to obtain a mandate from its shareholders for recurrent transactions which are of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company’s interested persons.

Pursuant to Rule 920(2) of the Listing Manual, our Company may treat a general mandate as having been obtained from our Shareholders for us to enter into interested person transactions with our interested persons, if the information required under Rule 920(1)(b) of the Listing Manual is included in the Introductory Document. While Rule 920(2) of the Listing Manual references the inclusion of the above Rule 920(1)(b) information in a “prospectus”, a “prospectus”, as defined in the Listing Manual, refers to “a listing document, or in the case of reverse takeovers or business combinations a circular, or any equivalent document issued or proposed to be issued in connection with an application for listing of securities”. The Introductory Document serves an analogous function as the principal listing document for the Company’s secondary listing by way of introduction, given that a prospectus is not suitable in this context as there is no public offering of shares. In this regard, and in relation to our Company, the information required under Rule 920(1)(b) is as follows:

(a)	the names of the interested persons with whom the Entity at Risk (as defined below) will be transacting;

(b)	the nature of the transactions contemplated under the mandate;

(c)	the rationale for, and benefit to, the Entity at Risk;

(d)	the methods or procedures for determining transaction prices;

(e)	the independent financial adviser’s opinion on whether the methods or procedures in (d) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of our Company and the interests of our minority Shareholders;

1 Capitalised terms shall have the meanings ascribed to them in the Introductory Document to be issued by the Company in due course in connection with its proposed secondary listing on the Main Board of the SGX-ST by way of an introduction.

B-1

(f)	an opinion from our Audit Committee if it takes a different view to the independent financial adviser;

(g)	a statement from us that we will obtain a fresh mandate from our Shareholders if the methods or procedures in (d) above become inappropriate; and

(h)	a statement that the interested person will abstain, and has undertaken to ensure that its associates will abstain, from voting on the resolution approving the transaction.

Nevertheless, as the Company is listed on the Nasdaq, it will seek Shareholders’ approval for the adoption of the IPT General Mandate at an extraordinary general meeting to be convened prior to the Listing.

Taking into consideration the historical high frequency and the relatively small value of certain individual transactions (with multiple transactions in general being below S$100,000 in value each) undertaken with the Mandated Interested Persons, the IPT General Mandate will, for good order, cover all Mandated Transactions, including transactions which have a value of below or above S$100,000 entered into during the same financial year, notwithstanding that the threshold and aggregation requirements under Chapter 9 of the Listing Manual as at the date of the Introductory Document do not apply to such transactions.

While transactions below S$100,000 are not normally aggregated under Rule 906(2) of the Listing Manual, the SGX-ST may aggregate any such transaction entered into during the same financial year and treat them as if they were one transaction in accordance with Rule 902 of the Listing Manual. Transactions which do not fall within the ambit of the IPT General Mandate shall be subject to the relevant provisions of Chapter 9 and/or other applicable provisions of the Listing Manual and/or any applicable law. The Mandated Transactions conducted under the IPT General Mandate are not separately subject to Rules 905 and 906 of the Listing Manual pertaining to threshold and aggregation requirements.

The IPT General Mandate will be effective until the earlier of the following: (a) the conclusion of our first annual general meeting following our admission to the Official List of the SGX-ST; or (b) the first anniversary of the date of our admission to the Official List of the SGX-ST. Thereafter, we will seek the approval of our Shareholders for a renewal of the IPT General Mandate at each subsequent annual general meeting or the date by which the next annual general meeting of our Company is required by law to be held, subject to satisfactory review by our Audit Committee of its continued application to the transactions with the Mandated Interested Persons (as defined below).

In accordance with Rule 920(1)(b)(viii) of the Listing Manual, interested persons and their associates shall abstain from voting on resolutions approving interested person transactions involving themselves and our Group. Furthermore, such interested persons shall not act as proxies in relation to such resolutions unless voting instructions have been given by the appointing Shareholder. As such, Mr. Phua Yong Pin, our Executive Chairman and Controlling Shareholder and Mr. Phua Yong Tat, our Executive Vice Chairman and Controlling Shareholder, and each of their respective associates, will abstain from voting on the resolutions approving the renewal of the IPT General Mandate.

B-2

Entity at Risk

For the purposes of the IPT General Mandate, an “Entity at Risk” means:

(a)	our Company;

(b)	a subsidiary of our Company (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c)	an associated company of our Company (other than an associated company that is listed on the SGX-ST or an approved exchange) over which our Group, or our Group and the interested person(s), has or have control,

(collectively, the “EAR Group”).

Names of the Mandated Interested Persons

The IPT General Mandate will apply to the transactions that are carried out between any Entity at Risk and the following persons or entities:

(a)	Corium Italia S.R.L. (1);

(b)	Golden Hill Capital Pte. Ltd.;

(c)	Gruppo 8 S.R.L. (2);

(d)	HTL Furniture (Yangzhou) Co., Ltd (华达利家具（扬州）有限公司);

(e)	H.T.L. Furniture, Inc.;

(f)	HTL Furniture (Changshu) Co., Ltd. (华达利家具（常熟）有限公司);

(g)	HTL Furniture (China) Co., Ltd. (华达利家具（中国)有限公司);

(h)	HTL Furniture (Huai An) Co., Ltd. (华达利家具（淮安）有限公司);

(i)	HTL Furniture (Kunshan) Co., Ltd. (华达利沙发（昆山）有限公司);

(j)	HTL Furniture Vietnam Company Limited.;

(k)	HTL Global Pte. Ltd.;

(l)	HTL Import/Export Trading (Kunshan) Co., Ltd (华达利进出口贸易(昆山)有限公司);

(m)	HTL Middle East Furniture L.L.C.;

(n)	HTL Product Design (Kunshan) Co., Ltd. (华达利产品设计(昆山)有限公司);

(o)	New Century Home Pte. Ltd. (3);

(p)	New Century International Homes Pte. Ltd.;

(q)	New Century Sofa India Private Limited;

(r)	New Century Trading (India) Private Limited;

(s)	Run Zhi Furniture Trading (Kunshan) Co., Ltd. (4); and

B-3

(t)	Trends Leather (Yangzhou) Co., Ltd. (创利皮革（扬州）有限公司),

(collectively, the “Mandated Interested Persons”, and each a “Mandated Interested Person”, all being “interested persons” as defined in the Listing Manual).

Notes:

(1)	While this entity is in the process of being liquidated, it may dispose its inventory, comprising upholstered furniture and case goods, to our Group in connection with the liquidation process and accordingly, this entity is included within the list of Mandated Interested Persons above.

(2)	While this entity is currently dormant, it may dispose its inventory, comprising upholstered furniture and case goods, to our Group and accordingly, this entity is included within the list of Mandated Interested Persons above.

(3)	This entity is a wholly-owned subsidiary of Golden Hill Capital Pte. Ltd. and may provide security to support banking and credit facilities taken out by our Group post-Listing. It does not currently provide any security in favour of our Group. However, as GHC itself has already provided corporate guarantees to support our Group’s banking and credit facilities, the lenders may require other entities within the GHC Group, including but not limited to New Century Home Pte. Ltd., to similarly provide a corporate guarantee in support of such facilities post-Listing.

(4)	This entity is included in the list of Mandated Interested Persons as it is engaged in the principal business of purchase and sale of upholstered furniture and case goods. While our Group has not purchased from them previously, they may from time to time acquire new products that our Group may be interested in purchasing and therefore, there may be sale and purchase transactions between this entity and our Group post-Listing.

Transactions between the Mandated Interested Persons and the EAR Group which do not fall within the ambit of the proposed IPT General Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual. In particular, if such transactions (either individually or as part of a series or if aggregated with other transactions involving the same interested person during the same financial year) are equal to or more than 5.0% of our Group’s latest audited NTA, future transactions of such a nature will be subject to our Shareholders’ approval before they can be entered into.

Categories of Mandated Interested Person Transactions

We envisage that in the ordinary course of our business, the following transactions between our Group and the relevant Mandated Interested Persons are likely to occur from time to time;

(a)	Procurement of services by our Group from Mandated Interested Persons (in particular, HTL Furniture (Yangzhou) Co., Ltd, HTL Import/Export Trading (Kunshan) Co., Ltd., HTL Middle East Furniture L.L.C., HTL Product Design (Kunshan) Co., Ltd., HTL Global Pte. Ltd., H.T.L. Furniture, Inc. and New Century Trading (India) Private Limited);

(b)	Purchase and sale of goods between our Group and Mandated Interested Persons (in particular, HTL Furniture (Changshu) Co., Ltd., HTL Furniture (China) Co., Ltd., HTL Furniture (Huai An) Co., Ltd., HTL Furniture (Kunshan) Co., Ltd., HTL Import/Export Trading (Kunshan) Co., Ltd., HTL Furniture Vietnam Company Limited., New Century Sofa India Private Limited, H.T.L. Furniture, Inc. and New Century Trading (India) Private Limited, and Trends Leather (Yangzhou) Co., Ltd.);

B-4

(c)	Lease or licence of premises by our Group to or from Mandated Interested Persons (in particular, with New Century International Homes Pte. Ltd.); and

(d)	Provision of security in favour of our Group by Mandated Interested Persons (in particular, Golden Hill Capital Pte. Ltd.),

(collectively, the “Mandated Transactions”).

For the avoidance of doubt, there will be no sale or purchase of any assets, undertakings or businesses within the scope of the IPT General Mandate.

Transactions with other interested persons will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or applicable provisions of the Listing Manual and/or any applicable law.

Transactions conducted under the IPT General Mandate are not subject to Rules 905 and 906 of Chapter 9 of the Listing Manual pertaining to threshold and aggregation requirements.

Rationale for and Benefits of the IPT General Mandate

The IPT General Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the Mandated Interested Persons, provided that they are carried out on an arm’s length basis, on normal commercial terms, and are not prejudicial to the interests of our Group and our minority shareholders.

The EAR Group will benefit from the IPT General Mandate by being able to carry out Mandated Transactions in the normal course of our business which are transacted from time to time with the Mandated Interested Persons. Given the long working history between the Interested Persons and the EAR Group, we envisage that we will continue to engage in such transactions with the Interested Persons in the ordinary course of our business from time to time, and the IPT General Mandate would enable the EAR Group to tap on the services of the Interested Persons, which have proven to be reliable working partners and service providers.

The rationale and benefit to the EAR Group for each category of the Mandated Transactions include, but are not limited to the following:

In relation to the procurement of services by our Group from Mandated Interested Persons

(a)	The staff members from the Mandated Interested Persons who are responsible for providing Corporate Support Services (as defined below), for example, financial management services and supply chain solution design to the EAR Group are familiar with financial planning, reporting, treasury management, and regulatory compliance. Through a long-standing working relationship, these staff members have developed a keen understanding of the EAR Group’s financial systems, reporting requirements, internal controls, and strategic objectives. This knowledge may not be easily replicated, and continuing to engage these interested persons is in the best interests of our Group, as their familiarity with our Group’s operations ensures continuity in financial reporting and compliance processes, minimises the risk of disruption, and supports our Group’s ability to meet its ongoing disclosure and regulatory obligations in a timely manner. The existing arrangements also afford cost efficiencies, as the negotiated terms reflect the economies of a long-standing engagement and obviate the need for our Group to recruit and maintain a full in-house financial management team at comparable cost.

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(b)	The Marketing and Sales-Related Services (as defined herein) form an integral part of our Group’s ordinary course of business as they support the sales, marketing and customer fulfilment activities. The inclusion of the Marketing and Sales-Related Services is intended to provide our Group and the Mandated Interested Persons with the flexibility to enter into recurrent transactions necessary for the efficient conduct of businesses. Given the nature of the businesses of our Group and the Mandated Interested Persons, such transactions are expected to occur regularly and on a recurring basis.

(i)	In relation to the payment services component, the Mandated Interested Persons will only act as an intermediary to receive and make payments on behalf of our Group, such as payments to and from third parties and processing customer refunds, which are part of our post-sales services, such that the Mandated Interested Persons will be reimbursed wholly for any such payments made. Our Group is not directly involved in receiving and making such payments for the following reasons:

(1)	Geographical presence: H.T.L. Furniture, Inc. maintains a physical presence in the U.S. (including a showroom at High Point, North Carolina) and has established banking relationships and customer-facing infrastructure in that market. Our Group does not have its own U.S. banking facilities, and accordingly relies on H.T.L. Furniture, Inc. to receive customer payments and process refunds in the U.S. market. While our Group is in the process of incorporating a U.S. subsidiary (the “U.S. Subsidiary”) for the employment of the CFO, Mr. Jeff Chai, given that the U.S. Subsidiary would be newly incorporated and the lead time required to open and operationalise U.S. banking facilities, it would not be practicable for the U.S. Subsidiary to assume H.T.L. Furniture, Inc.’s current role in the near term.

Any decision by our Group to develop its own U.S. customer-facing infrastructure (including, without limitation, the establishment of independent banking facilities, a physical showroom or direct customer engagement capabilities) is contingent upon our Company’s future business plans and strategies, taking into account the operational implications, potential business disruption and costs associated with transferring the established customer-facing infrastructure currently provided through H.T.L. Furniture, Inc. Accordingly, in order to ensure continuity of operations, avoid disruption to customer relationships and minimise unnecessary costs, our Group expects to continue to relying on H.T.L. Furniture, Inc. to receive customer payments and process refunds in the U.S. market following the Listing.

Similarly, New Century Trading (India) Private Limited has a presence in India and facilitates payments in that market.

(2)	Operational efficiency: The Mandated Interested Persons have existing relationships with third-party service providers in their respective jurisdictions. It is operationally more efficient and cost-effective for local payments to be made by the entity with the existing vendor relationships and local banking facilities.

(3)	Customer-facing continuity: In certain markets, customers have historically transacted with the Mandated Interested Persons and may continue to erroneously remit payments to them. Our Group has been progressively updating payment instructions to redirect and remit customer payments to our Group’s own bank accounts, and has implemented segregated bank accounts to minimise the recurrence of misdirected payments. Customer relationships are maintained directly by our Group whereby our sales and business development teams, comprising employees of our Group’s own subsidiaries, manage all customer-facing activities, including sales negotiations, order management, after-sales service and relationship management. In the U.S. market, while our Group’s management team retains oversight and direction of the commercial relationship, H.T.L. Furniture, Inc. serves as the local customer-facing entity for certain historical customer accounts purely for administrative purposes.

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(4)	Post-sales service fulfilment: The processing of customer refunds by Mandated Interested Persons arises where the Mandated Interested Person is the local customer-facing entity that originally facilitated the sale.

The following safeguards are in place to ensure that all these payments are duly received from the Mandated Interested Persons:

(A)	Monthly reconciliation by our Group’s finance team of all intermediary payment transactions against accounting records and supporting documentation.

(B)	Our Group has also implemented updated payment instructions and segregated bank accounts to minimise misdirected customer payments.

(c)	The Events-Related Services (as defined herein) are vital to our Group’s marketing and promotion activities. Obtaining such services from the Mandated Interested Persons is likely to enhance operational efficiency through streamlining the procurement processes, reducing administrative burden and leading to a faster turnaround time for event planning and execution. There is also the benefit of flexibility in the scheduling and customisation of event arrangements, given the established relationship and mutual understanding between our Group and the Mandated Interested Persons.

In relation to the purchase and sale of goods between our Group and Mandated Interested Persons

(a)	Our Group may, from time to time, sell or provide goods to Mandated Interested Persons in circumstances where such transactions are necessary or desirable for the conduct of our Group’s business as driven by commercial considerations, as such transactions are favourable to our Group as our Group only incurs minimal marketing costs for sales to Mandated Interested Persons as these sales are to entities within the GHC Group which have their own established distribution networks and customer bases. Accordingly, our Group does not incur the marketing, advertising and customer acquisition costs that would typically be associated with sales to unrelated third-party customers. These transactions enable our Group to maximise revenue opportunities and optimise the utilisation of its resources, including inventory and service capabilities. Transacting with Mandated Interested Persons allows our Group to secure stable and reliable revenue streams, which contributes to the overall financial performance of our Group. In particular, our Group sells leather hides to Mandated Interested Persons. This arrangement ensures that our Group is able to control the quality of the leather hides that are used in the production of upholstered furniture by the Mandated Interested Persons for our Group, thereby safeguarding product quality and consistency across our supply chain.

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Our Group may purchase sofas and other upholstered furniture, and case goods from Mandated Interested Persons, which are established manufacturers and/or distributors with proven capabilities in product design, quality control, and timely fulfilment of orders, and have consistently met our Group’s specifications and quality standards. Through many years of commercial dealings, both parties have developed a mutual understanding of quality expectations, product specifications, lead times, and after-sales support requirements, enabling our Group to maintain its standards of product quality and customer satisfaction. Accordingly, it is in the best interests of our Group to continue purchasing sofas and other upholstered furniture from the interested persons. The continuation of these transactions also affords our Group operational and cost advantages, including favourable pricing arising from established volume commitments, priority allocation of production capacity, flexibility in customisation and reduced lead times relative to alternative suppliers.

In relation to the lease or licence of premises by our Group to or from Mandated Interested Persons

(a)	Our Group may, from time to time, lease or licence premises to or from Mandated Interested Persons. In relation to lease or licence of premises to Mandated Interested Persons, this allows our Group to generate rental or licence income from properties that might otherwise remain underutilised. There is also the benefit of economic efficiencies in terms of shared cleaning and maintenance arrangements.

(b)	In relation to lease or licence of premises from Mandated Interested Persons, securing these premises on appropriate terms enables our Group to maintain uninterrupted operations and to service its customers, clients and stakeholders effectively. Our Group would benefit from having access to quotations from the Mandated Interested Persons in addition to obtaining quotations from third parties.

In relation to the provision of security in favour of our Group by Mandated Interested Persons

(a)	The provision of corporate guarantees or other security by the Mandated Interested Persons to support credit facilities to be obtained by our Group would be beneficial for our Group, as this would support banking and credit facilities granted by third party lenders to our Group, or allow us to secure banking and financing facilities on more favourable terms.

Therefore, the IPT General Mandate and its subsequent renewal on an annual basis would enhance the ability of the EAR Group to pursue business opportunities which are time-sensitive in nature and would eliminate the need to announce and/or convene separate general meetings from time to time to seek Shareholders’ approval as and when potential Mandated Transactions with a Mandated Interested Person arise, thereby substantially reducing the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to our Group and the day-to-day operations of the EAR Group.

In accordance with the requirements of Chapter 9 of the Listing Manual, we will (a) disclose in the annual report of our Company, the aggregate value of transactions conducted with the Mandated Interested Persons pursuant to the IPT General Mandate during the financial year, including the name of the interested person, nature of relationship and the corresponding aggregate value of the interested person transactions entered into with the same interested person (as well as in the annual reports for subsequent financial years that the IPT General Mandate continues to be in force); and (b) announce the aggregate value of transactions conducted with Mandated Interested Persons pursuant to the IPT General Mandate for the financial periods that we are required to report on pursuant to Rule 705 of the Listing Manual within the time required for the announcement of such report.

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Methods and Procedures for Mandated Transactions with Mandated Interested Persons

To ensure that the Mandated Transactions with the Mandated Interested Persons are undertaken: (a) at arm’s length and on normal commercial terms consistent with the EAR Group’s usual business practices and on price and terms which are generally not less favourable to our Group than those extended by unrelated third parties to the EAR Group or not more favourable to the Mandated Interested Persons than those extended by the EAR Group to unrelated third parties; or (b) on price and terms no less favourable to the EAR Group than prevailing open market rates, and will not be prejudicial to the interests of our Group and its minority Shareholders, the EAR Group will adopt the following methods and procedures to undertake the conduct of the Mandated Transactions under the IPT General Mandate:

Procurement of services by our Group from Mandated Interested Persons

(a)	With respect to the procurement by the EAR Group of:

(1)	Corporate services which comprise: (1) financial management services, financial data processing services, financial database establishment and maintenance services, quality control consulting services, production guidance and consulting services; (2) supply chain solution design, third-party supply chain management services, procurement order management and execution, as well as database services; and (3) product design, product technology research and development, market and customer analysis, cost data analysis, production, sales, application customer analysis for product after-sales services, financial data processing, information system operation and maintenance, sample and process testing, establishment and maintenance of financial databases, and enterprise compliance services from the Mandated Interested Persons (collectively, the “Corporate Support Services”);

(2)	marketing, business development, sales support services and payment services (including (i) the receipt of payments from third parties by Mandated Interested Persons on behalf of our Group, (ii) the payment of monies to third parties by Mandated Interested Persons on behalf of our Group, including for services rendered to or goods sold to our Group, as well as (iii) the processing of refunds to customers of our Group, by Mandated Interested Persons on behalf of our Group and in each case, on the basis that our Group will fully reimburse the Mandated Interested Persons for all such payments made on our Group’s behalf) in relation to the sale of upholstered furniture and case goods (collectively, the “Marketing and Sales-Related Services”); and

(3)	services relating to provision of event and showroom space as well as exhibition management services from the Mandated Interested Persons (collectively, the “Events-Related Services”),

(the Corporate Support Services, Marketing and Sales-Related Services and Events-Related Services shall be collectively termed the “IPT Services”),

Before procuring any IPT Services:

(i)	our Group shall obtain quotations from at least two unrelated third-party suppliers for the same (or substantially similar) types of services for comparison wherever appropriate and practicable (the “Services Comparable Quotes”) in order to determine whether the price is comparable to prevailing market rates and the terms being offered by the Mandated Interested Persons are on normal commercial terms and comparable to those offered by unrelated third parties for the same or substantially similar products and/or services, and not prejudicial to the interests of our Group and our minority shareholders.

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In general, the EAR Group will only procure the IPT Services from the Mandated Interested Persons if the price is not higher than the prevailing market rates and the terms of such services offered by the Mandated Interested Persons to the EAR Group are no less favourable than the terms in the Services Comparable Quotes, after taking into account relevant factors such as the track record, experience, quality, expertise and reliability of the suppliers, complexity of services to be provided, location and tenure of the services required, the prevailing market conditions, availability and delivery schedules, payment terms, cost and margins, quality control of the services, and any other relevant factors (the “Service Factors”).

(ii)	In the event that it is not practicable to obtain such Services Comparable Quotes (for instance, if there are no unrelated third party vendors providing similar services), the price and terms offered by the Mandated Interested Persons will be compared to at least two of the same (or substantially similar) types of successful transactions entered into between the EAR Group and unrelated third parties (the “Comparable Transactions”) that have taken place most recently, if practicable or available. In general, the EAR Group will only procure the IPT Services from the Mandated Interested Persons if the price and terms of such IPT Services offered by the Mandated Interested Persons are no less favourable than those in the Comparable Transactions after taking into account the Service Factors.

(iii)	In the event that paragraph (ii) above is not available or practicable, the EAR Group shall compare the price offered by the Mandated Interested Persons against publicly available open market rates, including but not limited to published rate indices, rates available on online marketplaces and other publicly accessible rate benchmarks, taking into account our Group’s expected range of profit margins and the Service Factors, to ensure that the price and terms offered by the Mandated Interested Persons are fair and reasonable and in accordance with the EAR Group’s usual business practices and policies.

(iv)	In the event that there are no comparative prices or terms for comparison against the prices and terms provided by the Mandated Interested Persons, the price and terms of the IPT Services shall be subject to the review and prior approval of our CFO or an officer of equivalent rank (who must have no interest, direct or indirect, in the Mandated Interested Persons and the Mandated Transaction(s)) or the Audit Committee (a “Relevant Reviewer”). In relation to the review of the terms of the provision of financial management services by the Mandated Interested Persons under this category of Mandated Transactions, the Audit Committee shall be the Relevant Reviewer to review and approve the transaction. The Relevant Reviewer will (a) evaluate and weigh the costs and benefits of, and rationale for transacting with the Mandated Interested Persons, and (b) assess and determine whether the price and terms offered by the Mandated Interested Persons are on normal commercial terms and not prejudicial to the interests of our Group and our minority shareholders, after taking into account the Service Factors and in accordance with the EAR Group’s usual business practices and policies.

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Purchase and Sale of Goods between our Group and Mandated Interested Persons

(a)	With respect to the purchase of sample finished leather, upholstered furniture, case goods, and other accessories by the EAR Group from Mandated Interested Persons (the “Purchase IPTs”), the EAR Group shall ensure that all contracts or transactions entered into with the Mandated Interested Persons shall be (i) at a price that is agreed between the parties which shall be on a cost-recovery basis with a mark-up that is determined with reference to the guidelines on transfer pricing applicable under Singapore and PRC tax laws and regulations, and transfer pricing reports prepared by our Group on an annual basis, and (ii) where possible, on normal commercial terms comparable to those extended to the EAR Group by unrelated third parties.

(b)	With respect to the sale of raw leather hides, upholstered furniture, case goods, and accessories by the EAR Group to Mandated Interested Persons (the “Sales IPTs”), the EAR Group shall ensure that all contracts or transactions entered into with the Mandated Interested Persons shall be (i) at a price that is agreed between the parties which shall be on a cost-recovery basis with a mark-up that is determined with reference to the guidelines on transfer pricing applicable under Singapore and PRC tax laws and regulations, and transfer pricing reports prepared by our Group on an annual basis, and (ii) where possible, on normal commercial terms comparable to those extended by the EAR Group to unrelated third parties.

(c)	In determining whether the price and terms offered by the Mandated Interested Person for Purchase IPTs or Sales IPTs are fair and reasonable and on normal commercial terms, factors such as, but not limited to quality, grade, quantity, volume, rebates or discounts accorded for bulk purchases, and other relevant specifications, the track record and reliability of the suppliers (for Purchase IPTs), delivery costs, and delivery schedules will be taken into account, and compared with transacting with unrelated third parties, the prevailing industry norms (including any published prices or rates, the reasonableness of the terms), as well as the prevailing market price of the same or reasonably comparable type of goods which is publicly available or transfer pricing reports prepared, if any, will also be assessed to determine whether the relevant Mandated IPT is undertaken at an arm’s length basis and on the EAR Group’s usual business practices, commercial terms and/or pricing policies, and where applicable, consistent with the usual margin to be obtained by the EAR Group for the same or reasonably comparable type of contract or transaction with unrelated third parties (collectively, the “Relevant Factors”).

(d)	Where the prevailing market rates or prices for the goods are not available or cannot be practicably ascertained, or where the above specific review procedures cannot be utilised for whatever reason (for example, due to the nature or specifications of the goods to be purchased or sold, or if meaningful comparisons cannot be practicably obtained for any commercial reasons), the price and terms of the purchase or sale of goods (as the case may be) shall be subject to the review and approval of a Relevant Reviewer. The Relevant Reviewer will (a) evaluate and weigh the costs and benefits of, and rationale for transacting with the Mandated Interested Persons, and (b) assess and determine whether the price and terms offered by the Mandated Interested Persons are on normal commercial terms and not prejudicial to the interests of our Group and our minority shareholders, after taking into account the Relevant Factors and in accordance with the EAR Group’s usual business practices and policies. The evaluation can also include considerations of the efficiencies and flexibilities derived by the EAR Group in transacting with the relevant Mandated Interested Person, as well as the Relevant Factors.

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Lease or licence of premises by our Group to or from Mandated Interested Persons

(a)	With respect to the leasing or licencing of office space, showroom spaces or such other premises by our Group to or from Mandated Interested Persons (the “Rental Transactions”):

(i)	the EAR Group will compare the rental or licence fee proposed by the Mandated Interested Person(s) with at least two quotations from unrelated third party suppliers for similar Rental Transactions, prior to the entry into the contract with the Mandated Interested Person(s), to determine whether the fees proposed by the Mandated Interested Person(s) are on normal commercial terms, and not prejudicial to the interests of our Group and our minority shareholders. The fees payable by the EAR Group to the Mandated Interested Person(s), or the fees payable to the EAR Group by the Mandated Interested Person(s) (as the case may be) will be no more favourable to the Mandated Interested Person(s) as compared to the fees quoted by the unrelated third parties.

(ii)	In determining whether the fees payable by our Group to the Mandated Interested Person(s) or by the Mandated Interested Person(s) to our Group (as the case may be) are on normal commercial terms, our Group will take into account the location, size of space, tenure or duration of the lease or licence (as the case may be), facilities, amenities and services available, and any other relevant factors which may affect the rental or licence rates or terms of the lease or licence (as the case may be), (the “Rental Space Factors”). In determining the prevailing market rental or licence rates, the EAR Group may adopt measures such as making relevant enquiries with unrelated third-party landlords or licensors for similar properties, or obtaining reports or reviews published by unrelated third-party property agents (including an independent valuation report by a property valuer, where appropriate). In determining whether a property is similar, the EAR Group will also take into consideration, among others, the particulars of the property or space (as the case may be), including its size, location and condition, the fittings and the façade, and other factors which are relevant to lease or licence (as the case may be) transactions of this nature.

In general, our Group will only enter into new leases or licences or renew the existing leases or licences (as the case may be) with the Mandated Interested Person(s) if our Group is satisfied that the rental or licence payments is in line with or better than prevailing market rates for comparable spaces.

(iii)	Where comparable quotations are not available (for instance, if there are no unrelated third party lessor within the same vicinity for a space of a comparable size), the terms of the proposed Mandated Transaction(s) will also be subject to the review and approval of a Relevant Reviewer who will determine whether the terms offered by the Mandated Interested Person(s) are fair and reasonable, having regard to the Rental Space Factors as well as costs and benefits to our Group for entering into the Mandated Transaction(s).

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Provision of security in favour of our Group by Mandated Interested Persons

(a)	Where a Mandated Interested Person provides a security, including a corporate guarantee, standby letter of credit, indemnity, letter of comfort, security or other similar financial support in favour of any member of the EAR Group in connection with banking facilities, trade financing, lease obligations or other credit arrangements obtained by the EAR Group, and no guarantee fee, commission or other consideration is payable by the EAR Group to the Mandated Interested Person, the CFO or the Audit Committee (as the case may be) shall assess and document whether the provision of such security is fair and reasonable and not prejudicial to the interests of our Group and our minority shareholders, having regard to the benefit conferred on the EAR Group, including whether such security enables the EAR Group to obtain or maintain credit facilities, or obtain such facilities on terms no less favourable than those otherwise available to the EAR Group.

(i)	Where any guarantee fee, commission or other consideration is payable by the EAR Group to the Mandated Interested Person for the provision of such security, the EAR Group shall obtain at least two quotations, indications or benchmarks from unrelated third-party banks, financial institutions, insurers, surety providers or other professional guarantors for guarantees, standby letters of credit, surety bonds or similar credit support of comparable size, terms of repayment, tenor, security or collateral package and risk profile, whenever appropriate and available (such factors being the “Guarantee Factors”). The guarantee fee payable to the Mandated Interested Person shall not be higher than the most competitive comparable third-party quotation or benchmark, after taking into account the Guarantee Factors.

(ii)	In determining whether the terms of the agreement/documentation for the provision of the security are fair and reasonable, a Relevant Reviewer shall take into account factors such as, but not limited to, the principal amount guaranteed or secured, the tenor and duration of the guarantee or security, the nature of the underlying facility or obligation, the credit profile of the relevant EAR Group borrower, the security package required by the third-party creditor, the creditworthiness and financial standing of the Mandated Interested Person providing the security, prevailing market guarantee commission rates or bank guarantee rates for comparable arrangements, whether the security is required as a condition to obtaining or maintaining the facility, whether the arrangement imposes any indemnity, reimbursement obligation, covenant or restriction on the EAR Group, and the costs and benefits to the EAR Group of entering into the arrangement.

Approval Thresholds

The following approval thresholds will be implemented to supplement the methods and procedures for the Mandated Transactions to ensure that such Mandated Transactions undertaken are on normal commercial terms and are not prejudicial to the interests of our Group and our minority shareholders:

Value of Mandated Transaction	Approval Authority
Where the value of the Mandated Transaction is below S$100,000	Subject to review by the CFO or the Audit Committee on a quarterly basis
Where the value of the Mandated Transaction is at least S$100,000 but below 3.0% of our Group’s latest audited NTA

Prior approval of:

- CFO or an officer of equivalent rank, who does not have an interest in the transaction; or

- any member of the Audit Committee

Will also be subject to review by our Audit Committee on a quarterly basis

Where the value of the Mandated Transaction is equal to or exceeds 3.0% of our Group’s latest audited NTA	Prior approval of our Audit Committee

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In the event that all of the CFO and officers of equivalent rank of the EAR Group have an interest in the Mandated Transaction(s), or are nominees for the time being of the Mandated Interested Person or have associates (as defined in the Listing Manual) involved in the decision-making process on the part of the Mandated Interested Person or are subject to such conflicts of interest, the review and approval process shall be undertaken by our Audit Committee.

In the event that a member of our Audit Committee has an interest in the Mandated Transactions, or is a nominee for the time being of any of the Mandated Interested Person (or its associates), or if he or she also serves as a director on the board of directors of any of the Mandated Interested Person, he or she shall abstain from participating in the review and approval process of our Audit Committee in relation to such Mandated Transactions.

In the event that a member of our Audit Committee (who is not a nominee of the Mandated Interested Person, has no interest in the transaction and is not subject to such conflicts of interest) also serves as an independent non-executive director on the board of directors or (as the case may be) an audit or other board committee of the Mandated Interested Person, and she/he participates in the review and approval process of our Audit Committee in relation to a transaction with that Mandated Interested Person, she/he will abstain from participating on any decision before the board or committee of that Mandated Interested Person with respect to such transaction.

For the avoidance of doubt, Mandated Transactions which have already been reviewed and approved by our Audit Committee will not be included in such calculations.

Any transaction to be entered into under the IPT General Mandate shall only be approved by the above-approving authority if the transactions are carried out on an arm’s length basis and on normal commercial terms, in accordance with the methods and procedures outlined in the section entitled “Interested Person Transactions and Potential Conflicts of Interest – General Mandate for Interested Person Transactions – Methods and Procedures for Mandated Transactions with Mandated Interested Persons” of the Introductory Document, and the basis on which the transactions are entered into is properly documented in the IPT Register (as defined below), accompanied with supporting documents.

Additional Methods and Procedures

In addition to the methods and procedures set out above, we will implement the following additional methods and procedures to ensure that the Mandated Transactions carried out under the IPT General Mandate are undertaken on an arm’s length basis, on normal commercial terms and are not prejudicial to the interests of our Group and our minority shareholders:

(a)	A register will be maintained to record the list of the interested person(s) and their associates (which is to be updated immediately if there are any changes) to enable the identification of the interested person(s) (the “IPT Register”). This list of interested person(s) shall be disseminated to any staff of our Group that our Group’s finance team considers relevant for the purposes of entering into transactions that fall under the IPT General Mandate.

(b)	The IPT Register will be maintained by our Group’s finance team which record all interested person transactions (including the Mandated Transactions) carried out with interested person(s) (including with the Mandated Interested Person) including the bases on which the interested person transactions are entered into, amount and nature and the relevant supporting documents. The IPT Register will also record any interested person transactions that are below S$100,000 in value, although such transactions are not typically required to be aggregated under Chapter 9 of the Listing Manual. The supporting documentation shall include: (i) the identity of the interested person(s) and a description of the interested person transaction; (ii) the price and key commercial terms offered to or by the Mandated Interested Person(s); (iii) the details of the comparative quotes or transactions relied upon (if any), including the identity of the unrelated third-party counterparties (and on a no-names basis, if appropriate); and (iv) the name and designation of the person who conducted the review and granted the approval. Such records shall be made available to the Audit Committee and the internal and external auditors of our Group upon request. In addition, any exceptions or departures from the procedures shall be reported and highlighted to the Audit Committee immediately.

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(c)	The IPT Register shall be reviewed by our CFO on a quarterly basis and submitted to the Audit Committee for review on a quarterly basis (or such other more frequent basis as may be required or as the Audit Committee may deem necessary) to ascertain that the established methods and procedures to carry out the Mandated Transactions have been complied with. Our Audit Committee shall, when it deems fit, request any additional information pertaining to the transaction under review from independent sources, advisers or valuers or require additional review by the internal auditors in respect of the Mandated Transactions.

(d)	We will also file the documents relating to the Mandated Transactions, including the contract entered into with the Mandated Interested Person, the relevant supporting documents and approval forms for ease of review by the internal auditors, our Audit Committee and/or any senior management staff designated by our Audit Committee to conduct such review.

(e)	Our Audit Committee shall review all Mandated Transactions (including the bases on which the Mandated Transactions are entered into, amount and nature) (except where Mandated Transactions are required under the methods and procedures of the IPT General Mandate to be approved by our Audit Committee prior to the entry thereof) at least on a quarterly basis to ensure that they are carried out on normal commercial terms and are not prejudicial to the interests of our Group and our minority shareholders, in accordance with the procedures outlined above. All relevant non-quantitative factors will also be taken into account. Such review includes the examination of the transaction and its supporting documents or such other data deemed necessary by our Audit Committee. Our Audit Committee shall, when it deems fit, request any additional information pertaining to the transaction under review from independent sources, advisers or valuers or require additional review by the internal auditors in respect of the Mandated Transactions, including requesting an independent financial adviser’s opinion and/or the obtaining of valuations from independent professional valuers.

(f)	The annual internal audit plan will incorporate a review of the Mandated Transactions entered into, pursuant to the IPT General Mandate, to ensure that the methods and procedures in respect of the Mandated Transactions have been adhered to. The internal auditors will report to our Audit Committee annually and highlight any discrepancies or significant variances from the established methods and procedures for the Mandated Transactions to our Audit Committee.

(g)	Our Audit Committee will also review on at least a quarterly basis or such other periods on the methods and procedures to determine if they are adequate and/or commercially practicable in ensuring that transactions between the EAR Group and the Mandated Interested Person are conducted on an arm’s length basis, normal commercial terms and are not prejudicial to the interests of our Group and our minority shareholders. If during any of the reviews by our Audit Committee, our Audit Committee is of the view that the methods and procedures for Mandated Transactions have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of our Group or the Mandated Interested Person are conducted, it will, in consultation with our Board, take such actions as it deems proper in respect of such methods and procedures and/or modify or implement such methods and procedures as may be necessary to ensure that the Mandated Transactions will be conducted on normal commercial terms and will not be prejudicial to the interests of our Company and its minority Shareholders, and we will seek a fresh general mandate from our Shareholders based on new methods and procedures so that the Mandated Transactions will be carried out on an arm’s length basis, on normal commercial terms and will not be prejudicial to the interests of our Company and its minority Shareholders. In the interim, our Audit Committee will review every Mandated Transaction pending the grant of the fresh mandate, which will be in accordance with the requirements of the relevant provisions of Chapter 9 and/or other applicable provisions of the Listing Manual (as from time to time amended).

(h)	Our Board will also ensure that all disclosure, approval and other requirements on interested person transactions, including those required by prevailing legislation, the Listing Manual (in particular, Chapter 9 thereof) and relevant accounting standards, are complied with.

Audit Committee’s Statement

Having considered, amongst others, the rationale for and benefits of the IPT General Mandate, the methods and procedures for determining transaction prices of the Mandated Transactions, together with the opinion of the Independent Financial Adviser, our Audit Committee is of the opinion that the methods and procedures for determining the transaction prices of the Mandated Transactions, if adhered to, are sufficient to ensure that the Mandated Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of our Company and its minority Shareholders.

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